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Exhibit 99.4

REPORT ON CORPORATE GOVERNANCE AND
OWNERSHIP STRUCTURE
PURSUANT TO ART.123-BIS OF THE ITALIAN CONSOLIDATED FINANCIAL LAW

YEAR 2010

APPROVED BY THE BOARD OF DIRECTORS ON FEBRUARY 28, 2011

TRADITIONAL ADMINISTRATION AND CONTROL SYSTEM

LUXOTTICA GROUP S.P.A.

REGISTERED OFFICE: MILAN, VIA CANTÙ 2

WEBSITE:www.luxottica.com

        Set out below are the corporate governance rules and procedures of the management and control system of the group of joint-stock companies controlled by Luxottica Group S.p.A. (hereinafter, "Luxottica," "Luxottica Group," the "Group" or the "Company").

        Luxottica complies, as illustrated below, with the Code of Conduct prepared by the committee for corporate governance of listed companies promoted by Borsa Italiana S.p.A. (hereinafter, "Borsa Italiana"), as amended in March 2006 (hereinafter the "Code of Conduct"), the text of which is available on the website www.borsaitaliana.it).

        The Report refers to the fiscal year which ended on December 31, 2010 and includes the most relevant subsequent events through the date of its approval.

SECTION I—GENERAL INFORMATION AND OWNERSHIP STRUCTURE

I. INTRODUCTION

        The group of companies controlled by Luxottica Group S.p.A., a world leader in eyewear, is driven by a single business strategy implemented through the presence of subsidiary companies in the various countries in which it operates. On December 31, 2010, Luxottica Group was made up of 160 companies in Europe, America, Australia and New Zealand, China, South Africa and the Middle East. Its operations are particularly significant in terms of product turnover and personnel in Europe, North America, Australia and China.

        Luxottica Group S.p.A. is listed on the New York Stock Exchange and on the telematic stock exchange ("MTA") organized and managed by Borsa Italiana and complies with the obligations issued by U.S. and Italian regulations for listed companies, in particular, with the provisions issued both by the U.S. Securities and Exchange Committee (the "SEC") and CONSOB. As a result of its being listed in the United States, the Company is subject to the provisions of the Sarbanes-Oxley Act ("SOX"), which influence its governance structure with regard to internal controls. In particular, certain responsibilities, which pursuant to the Code of Conduct are to be performed by the Internal Control Committee, are instead performed by the Company's Board of Statutory Auditors in its function as Audit Committee in accordance with SOX.

        Luxottica Group S.p.A., the parent company of the Group, manages and coordinates directly- or indirectly- controlled Italian companies pursuant to art. 2497 et seq. of the Italian Civil Code, constantly aiming at attaining overall favorable and sustainable results for Luxottica Group.

        The main instruments for implementing unified management of the subsidiary companies are:

  •
  preparation of industrial and commercial plans;

  •
  preparation of budgets and the assignment of objectives and projects;

  •
  establishment of adequate information flows for management and control;

  •
  review and approval of extraordinary or particularly significant operations;

  •
  preparation of certain financial policies (for example, the definition of indebtedness and cash investment or cash equivalent investment criteria);

  •
  establishment of central structures to provide professional services and support to all the companies belonging to the Group;

  •
  adoption of codes of conduct and procedures binding for the entire Group;

  •
  adoption of common organization models; and

  •
  formulation of guidelines on the composition, operation and role of the board of directors of the subsidiary companies as well as on the assignment of management responsibilities in the subsidiary companies, consistent with those adopted by the parent company.

        The corporate governance system of the parent company, applicable to all the companies belonging to Luxottica Group, is based on five key principles:

  1)
  defined, acknowledged and shared values, which are set out in the Code of Ethics;

  2)
  the central role of the Board of Directors;

  3)
  the effectiveness and transparency of management decisions;

  4)
  the adoption of an adequate internal control system; and

  5)
  the adoption of proper and transparent rules regarding transactions carried out by related parties and the processing of confidential information.

        The system is established in compliance with the provisions of Borsa Italiana, CONSOB, the SEC and the New York Stock Exchange ("NYSE"), according to the highest standards of corporate governance.

        The values established in the Code of Ethics of Luxottica Group bind all employees to ensure that the activities of the Group are performed in compliance with applicable law, in the context of fair competition, with honesty, integrity and fairness, respecting the legitimate interests of shareholders, employees, clients, suppliers, business and financial partners, as well as of the societies of the countries in which Luxottica Group operates.

II. STRUCTURE OF LUXOTTICA GROUP S.P.A. AND INFORMATION ON THE OWNERSHIP STRUCTURE PURSUANT TO ART. 123 OF ITALIAN CONSOLIDATED FINANCIAL LAW

        The Luxottica governance system—based on a traditional management and control system—is characterized by the presence of:

  •
  a Board of Directors, responsible for the management of the Company;

  •
  a Board of Statutory Auditors, responsible for supervising: (i) compliance with applicable law and with the Company's by-laws; (ii) compliance with the principles of correct administration; (iii) the adequacy of the organizational structure, the internal control system and the accounting management system, as well as its reliability to correctly report the affairs of the Company; (iv) the procedures to implement the corporate governance rules provided for by the codes of conduct compiled by organizations managing regulated markets or by trade associations, with which the Company declares to comply by making a public announcement; (v) the adequacy of the regulations given by the Company to the subsidiary companies pursuant to art. 114, paragraph 2 of the Italian Consolidated Financial Law; and (vi) according to the provisions of Italian Legislative Decree 39/2010, the process of financial information, the effectiveness of the internal auditing and management risk system, the auditing of accounts and the independence of the statutory auditor. The Luxottica Group Board of Statutory Auditors also acts as the Audit Committee pursuant to SOX;

  •
  the Shareholders' meeting, which has the power to vote—both in ordinary and extraordinary meetings—among other things, upon (i) the appointment and removal of the members of the Board of Directors and of the Board of Statutory Auditors and their remuneration, (ii) the approval of the annual financial statements and the allocation of profits, (iii) amendments to the Company's by-laws.

        The task of auditing is assigned to an audit company listed on the special CONSOB register and appointed by the Shareholders' Meeting.

        The powers and responsibilities of the Board of Directors, of the Board of Statutory Auditors, of the Shareholders' Meeting and of the Audit Committee are illustrated more in detail later in the Report.

        The Company's share capital is made up exclusively of ordinary, fully paid-up voting shares, entitled to voting rights both at ordinary and extraordinary shareholders' meetings. As of January 31, 2011, the share capital was EUR 27,974,925.60, made up of 466,248,760 shares, each with a nominal value of EUR 0.06.

        There are no restrictions on the transfer of shares. No shares have special controlling rights. There is no employee shareholding scheme.

        According to the information available and the communications received pursuant to art. 120 of Italian Legislative Decree no. 58/1998 ("Italian Consolidated Financial Law") and to CONSOB Resolution no. 11971/1999, at January 31, 2011, the Company's shareholders with an equity holding greater than 2% of Luxottica Group S.p.A. share capital were the following:

  —
  Delfin S.a.r.l., with 67.2% of the share capital (313,253,339 shares);

  —
  Giorgio Armani, with 4.87% of the share capital (22,724,000 shares, of which 13,514,000 are beneficially owned ADRs in the name of Deutsche Bank Trust Company Americas); and

  —
  Deutsche Bank Trust Company Americas, with 7.6% of the share capital (35,456,306 ADRs)1 held on behalf of third parties.

1
The shares held by Deutsche Bank Trust Company Americas represent ordinary shares that are traded in the US financial market through issuance by the bank of a corresponding number of American Depositary Shares; these ordinary shares are deposited at Deutsche Bank S.p.A., which in turn issues the certificates entitling the holders to participate and vote in the meetings.

        The Chairman Leonardo Del Vecchio controls Delfin S.a.r.l.

        The Company is not subject to management and control as defined in the Italian Civil Code.

        The Board of Directors made an assessment in this respect, as it deemed that the presumption indicated in article 2497 sexies was overcome, as Delfin S.a.r.l. acts as Group parent company and from an operational and business perspective there is no common managing interest between Luxottica Group and the parent company, nor between Luxottica Group and the other affiliates of Delfin.

        More details on the stock option plans, the share capital increases approved by stockholders and reserved to the stock option plans; and the performance share plan assigned to employees are available in the notes to the separate consolidated financial statements and in the documents prepared pursuant to article 84 bis of the Regulations for Issuers, available on the Company's website in the Governance section.

        The Company is not aware of any agreements among shareholders pursuant to article 122 of the Italian Consolidated Financial Law.

        With the exception of the statements hereafter, Luxottica and its subsidiary companies are not parties to any agreement which is amended or terminated in the event of a change in control.

        On June 3, 2004, Luxottica Group S.p.A. and its subsidiary Luxottica U.S. Holdings Corp. ("U.S. Holdings") entered into a loan agreement, which was amended on March 10, 2006, for EUR 1.13 billion and for USD 325 million expiring on March 10, 2013, with a number of banks—among which were Banca Intesa, Bank of America, Citigroup, Royal Bank of Scotland, Mediobanca and Unicredito. The agreement provides for the advance repayment of the loan in the event that a third party not linked to the Del Vecchio family gains control of the Company and at the same time the majority of lenders believe, reasonably and in good faith, that this third party is not able to repay the debt.

        On October 12, 2007, Luxottica Group S.p.A. and its subsidiary, U.S. Holdings, entered into a loan agreement for the total amount of USD 1.5 billion expiring on October 12, 2013 with a number of banks—among which were Citibank, Unicredit, Royal Bank of Scotland, Banca Intesa, BNP Paribas, Bank of America, Calyon and ING. The agreement provides for the advance repayment of the loan in the event that a third party not linked to the Del Vecchio family gains control of the Company and at the same time, the majority of lenders believe, reasonably and in good faith, that this third party is not able to repay the debt.

        On May 29, 2008, Luxottica Group S.p.A. entered into a loan agreement for the amount of EUR 250 million expiring on May 29, 2013 with Banca Intesa, Banca Popolare di Vicenza and Banca

Antonveneta. The agreement provides for the advance repayment of the loan in the event that a third party not linked to the Del Vecchio family gains control of the Company and at the same time, the majority of lenders believe, reasonably and in good faith, that such third party is not able to repay the debt.

        On June 30, 2008, the subsidiary company U.S. Holdings made a private placement of debt notes on the U.S. market for a total amount of USD 275 million with the following expiry dates: USD 20 million on July 1, 2013; USD 127 million on July 1, 2015; and USD 128 million on July 1, 2018. The agreement with institutional investors provides for the advance repayment of the loan in the event that a third party not linked to the Del Vecchio family gains control of at least 50% of the Company's shares.

        On June 16, 2009, Luxottica Group S.p.A. amended the loan agreement entered into with Banca Nazionale del Lavoro on April 8, 2008 for the total amount of EUR 150 million. The amendment extended the expiry of the agreement to July 13, 2011. The agreement provides for the advance repayment of the loan in the event that a third party not linked to the Del Vecchio family gains control of the Company and at the same time, the lender believes, reasonably and in good faith, that this third party is not able to repay the debt.

        On November 11, 2009 Luxottica Group S.p.A. entered into a loan agreement, which was amended on November 30, 2010, for the total amount of EUR 300 million expiring on November 30, 2014, with Mediobanca, Calyon, Unicredit and Deutsche Bank. The agreement provides for the advance repayment of the loan in the event that a third party not linked to the Del Vecchio family gains control of the Company and at the same time, the majority of lenders believe, reasonably and in good faith, that this third party is not able to repay the debt.

        On January 29, 2010, the subsidiary company U.S. Holdings made a private placement of debt notes on the U.S. market for a total amount of USD 175 million with the following expiry dates: USD 50 million on January 29, 2017; USD 50 million on January 29, 2020; and USD 75 million on January 29, 2019. The Note Purchase Agreement provides for the advance repayment of the loan in the event that a third party not linked to the Del Vecchio family gains control of at least 50% of the Company shares.

        On September 30, 2010, Luxottica Group S.p.A. made a private placement of debt notes on the U.S. market for a total amount of EUR 100 million with the following expiry dates: EUR 50 million on September 15, 2017; and EUR 50 million on September 15, 2020. The Note Purchase Agreement provides for the advance payment of the loan in the event that a third party not linked to the Del Vecchio family gains control of at least 50% of the Company shares.

        On November 10, 2010, the Company issued a bond listed on the Luxembourg Stock Exchange (code ISIN XS0557635777) for a total amount of EUR 500 million, expiring on November 15, 2015. The offering prospectus contains a clause concerning the change of control which provides for the possibility of the holders of the bonds to exercise a redemption option of 100% of the value of the notes in the event that a third party not linked to the Del Vecchio family gains control of the Company. This clause is not applied in the event that the Company obtains an investment grade credit rating.

        With regard to the agreements between the Company and the directors on the indemnity to be paid in the event of resignation or termination of employment without just cause or in the event of termination of the employment relationship following a take-over bid, please refer to Section II (see Remuneration of Directors).

        The appointment and the removal of directors and auditors are respectively governed by article 17 and by article 27 of the Company's by-laws, which are available for review on the company website www.luxottica.com in the Governance/By-laws section. With regard to any matters not expressly provided for by the by-laws, the current legal and regulatory provisions shall apply.

        The Company's by-laws can be modified by the extraordinary shareholders' meeting, which convenes and passes resolutions based on a majority vote according to the provisions of law and, as provided for by article 23 of the by-laws, by the Board of Directors within certain limits in modifying the by-laws to adapt to legal provisions.

        Pursuant to article 12 of the Company's by-laws, the stockholders for whom the Company has received notice from the relevant intermediaries pursuant to the centralized management system of the financial instruments, in accordance with the law and regulations in force at that time, are entitled to participate and vote in the meeting.

        Each share carries the right to one vote.

        Pursuant to article 14 of the Company's by-laws, the validity of the composition of the meetings of shareholders and of the related resolutions shall be determined in accordance with the provisions of the law.

        The Board of Directors has not been granted a proxy to increase the share capital pursuant to article 2443 of the Italian Civil Code.

        The shareholders' meeting of May 13, 2008 authorized the purchase and subsequent transfer—the latter with no time limits—of 18,500,000 ordinary Company shares for a period of 18 months from such date. By virtue of this authorization, which expired on November 13, 2009, the Company purchased a total of 1,325,916 shares at an average price of EUR 17.13 per share, for a total aggregate of EUR 22,714,251.

        The shareholders' meeting of October 29, 2009 authorized the purchase and subsequent transfer—the latter with no time limits—of 18,500,000 ordinary Company shares until approval of the balance sheet as at December 31, 2010, or if on an earlier date, until the expiry of 18 months from the passing of the resolution. By virtue of this authorization, through February 28, 2011 the Company purchased 5,174,084 shares at an average price of EUR 19.37 per share, for a total aggregate of EUR 100,225,536.

        Concurrently with the purchases made on the MTA by Luxottica Group S.p.A. pursuant to the aforementioned buyback programs, the U.S. subsidiary Arnette Optic Illusions, Inc. disposed on the MTA of all of the 6,434,786 Luxottica Group shares originally in its portfolio.

        In total, on the date of approval of this report, the Company holds 6,500,000 treasury shares.

        Please note that the information concerning the characteristics of the risk management and internal control system are listed below in Section II, which describes the Risk Management and Internal Control System.

SECTION II—INFORMATION ON THE IMPLEMENTATION OF THE PROVISIONS OF THE CODE OF CONDUCT

I. BOARD OF DIRECTORS

Role and duties

        The Board of Directors plays a central role in Luxottica's corporate governance.

        It has the power and responsibility to direct and manage the Company, with the objective of maximizing value for shareholders.

        To this end, the Board passes resolutions on actions necessary to achieve the Company's business purpose, except for those matters which, under applicable law or the Company by-laws, are expressly reserved for the Shareholders' Meeting.

        Pursuant to art. 23, paragraph 5, of the Company by-laws, the Board of Directors is solely responsible for passing resolution on the following matters:

  1)
  the definition of general development and investment programs and of the Company and Group objectives;

  2)
  the preparation of the budget;

  3)
  the definition of the financial plans and the approval of indebtedness transactions exceeding 18 months' duration; and

  4)
  the approval of strategic agreements.

        With regard to this last issue, it should be noted that the Board of Directors resolved that the following are deemed "agreements of a strategic nature" and therefore must be submitted for review by the Board itself: i) those agreements that may have a significant impact on the future prospects of the Company and of the Group; ii) those transactions, which, if required by law, must be disclosed to the market pursuant to art.114 of Italian Legislative Decree 58/1998 by virtue of their capacity to impact the value of Luxottica Group shares.

        The Board of Directors in any case reserves the right to review:

  1.
  all agreements having a significant economic value, namely a value equal to or higher than EUR 30 million;

  2.
  without prejudice to the provisions under paragraph 1 above, the agreements which bind the Company and/or its subsidiary companies for a period of time exceeding three years, with the exception where the same are entered into in the ordinary course of business in compliance with the directives shared with the Board.

        Subject to the concurrent competence of the extraordinary meeting of stockholders, the Board of Directors shall also have authority over resolutions in connection with mergers and demergers in accordance with Articles 2505 and 2505 bis and 2506 ter of the Civil Code, the establishment or termination of branches, the determination of which directors shall be entrusted with the power of representing the Company, the reduction of the outstanding capital stock in the event of withdrawal of a stockholder, the amendment of the By-Laws to comply with legal requirements, and the transfer of the principal place of business within the national territory.

        The Board of Directors annually assesses the adequacy of the organizational, administrative and accounting structure of Luxottica and of the strategically relevant subsidiary companies through the examination of a report prepared each fiscal year. The Board of Directors reviews and approves the Company's governance code also in connection with the Group structure.

        The Board of Directors grants and revokes managing powers, defining their limits and conditions of exercise. For a more detailed description of the managing powers currently granted to directors as well as the frequency with which the bodies in question must report to the Board on the activities performed in exercising such powers, please refer to the following sub-section entitled Executive Directors of this Section II.

        The Board of Directors evaluates the general performance of the Company, paying particular attention to the information received from the managing bodies and by the Internal Control Committee, periodically comparing the results achieved with the forecast data within their area of responsibility.

        In particular, the Board carries out its assessments taking into account the information supplied by the CEO, who on the basis of the guidelines issued by the Board, supervises all business structures and formulates proposals to be submitted to the Board with regard to the organizational structure of the Company and of the Group, the general development and investment plans, the financial plans and provisional financial statements as well as any other matter submitted to him/her by the Board itself.

        The Directors report to the other directors and to the Board of Statutory Auditors on the transactions in which they hold an interest on their own behalf or on behalf of third parties. Each Director is responsible for reporting to the Board and to the Board of Statutory Auditors any such interest in a transaction.

        Usually, the Board of Directors reviews and approves such transactions of the Company and of its subsidiaries in which one or more Directors hold an interest.

        For detailed information on the procedure for the approval of transactions with related parties, please refer to section III of this Report.

        The members of the Board of Directors are called to carry out an annual evaluation, which is prepared internally, on the size, composition and performance of the Board of Directors, its Committees, Internal Auditing and Human Resources.

        The questionnaire is made up of specific questions that concern, for example: the adequacy of the number of its members and of the composition of the Board and of its Committees, the type of professionals represented in the Board and its Committees, the planning, organization, duration and number of meetings, the adequacy of documents sent before the meetings, the information provided to the non-executive directors during the meetings and the efficiency of the decision-making processes.

        The results of the self-assessment are then processed annually and presented to the Board of Directors by the Lead Independent Director, who anonymously reports on the opinions put forward by the Directors and the suggestions made to improve the running of the management bodies of the Company.

        With regard to the 2010 fiscal year, the results of the evaluation were presented in the meeting on February 14, 2011. The outcomes of the questionnaire presented an overall positive evaluation of the running of the Board and the Committees. The Board of Directors, among other things, acknowledged the substantial adequacy of the composition of the Board of Directors and of its Committees both in terms of the overall size, the number of the non-executive and independent Directors compared to the number of executive Directors and, more specifically, with regard to the various spheres of responsibility represented. The discussions that took place during the meetings whereby executive Directors provided in-depth clarification on various corporate matters were deemed effective.

        During fiscal year 2010, the Board of Directors of Luxottica met five times—the record of attendance for such meetings is listed in the annexed table and the average length of the meetings was approximately one and a half hours. Where the Board deemed it appropriate to deal in greater depth with the items on the agenda, the Directors of the Company were invited to participate in special follow-up meetings, which dealt only with such items. For each meeting, the Directors were provided, sufficiently in advance of the meeting, with the relevant documents and information to enable them to make informed decisions. In January 2010 and January 2011, meeting days were organized for the Group's senior management and the Company Directors, in order to promote a more in-depth knowledge of the business operations of the Company.

        In January 2011, the Company issued the calendar of corporate events for the 2011 fiscal year, which is available on the website: www.luxottica.com. During the period from January 1 through February 28, 2011 the Board of Directors met three times.

Composition

        The Board of Directors currently in office was appointed by the Shareholders' Meeting on April 29, 2009, and shall remain in office until the Shareholders' Meeting approves the financial statements for the fiscal year ending on December 31, 2011. The Board has fifteen members, as specified below.

Leonardo Del Vecchio	Chairman
Luigi Francavilla	Vice Chairman
Andrea Guerra	Chief Executive Officer
Roger Abravanel*	Member of the Human Resources Committee
Mario Cattaneo*	Chairman of the Internal Control Committee
Enrico Cavatorta
Roberto Chemello
Claudio Costamagna*	Chairman of the Human Resources Committee
Claudio Del Vecchio
Sergio Erede
Sabina Grossi	Member of the Human Resources Committee
Ivanhoe Lo Bello*	Member of the Internal Control Committee and Lead Independent Director
Marco Mangiagalli*	Member of the Internal Control Committee
Gianni Mion*	Member of the Human Resources Committee
Marco Reboa*	Member of the Internal Control Committee

*
Director satisfying the requirement of independence set forth in the Italian Consolidated Financial Law and in the Code of Conduct

        The Chief Executive Officer is also an employee of the Company.

        Set out below is a brief profile of each member of the Board, listing the most significant other offices held by such directors in listed companies as well as in financial, banking, insurance companies or companies of a significant size. In Luxottica Group, only the most significant companies or those companies having a strategic relevance have been considered. Please note that the summary tables attached to the Report also take into consideration the positions held in other listed companies, in financial, banking and insurance companies as well as in those companies of significant size, identified through the criteria implemented by the Company in 2007 and illustrated below.

Leonardo Del Vecchio

        Company founder and Chairman of the Board of Directors since its incorporation. In 1986, the President of Italy conferred on him the badge of honour Cavaliere dell'Ordine al "Merito del Lavoro". In May 1995, he was awarded an honorary business administration degree by the University Cà Foscari in Venice. In 1999, he was awarded an honorary Master's degree in International Business by MIB, Management School in Trieste and in 2002 he was awarded an honorary management engineering degree by the University in Udine. In March 2006, he received an honorary degree in materials engineering by the Politecnico in Milan.

        He is a member of the Board of Directors of Beni Stabili S.p.A., of GiVi Holding S.p.A., of Gianni Versace S.p.A. and of Kairos Partners SGR S.p.A.; he is Vice Chairman of Fonciere des Regions S.A. and a member of the Board of Directors of Delfin S.a.r.l., Aterno S.a.r.l. and Luxottica UK Ltd.

Luigi Francavilla

        Mr. Francavilla joined Luxottica Group in 1968. He has been a Director since 1985 and Vice Chairman since 1991. During his long career in the Group he was Group's Product & Design Director, Group's Chief Quality Officer and Technical General Manager. He is the Chairman of Luxottica S.r.l., one of the major subsidiary companies of the Group.

        In April 2000, he was awarded an honorary business administration degree by the Constantinian University, Cranston, Rhode Island, U.S.A. Mr. Francavilla is also a member of the Board of Directors of the Venice branch of Bank of Italy.

Andrea Guerra

        Mr. Guerra has been Chief Executive Officer of the Company since July 27, 2004 and is a Director in the Company's leading subsidiaries. Prior to this, he had worked for ten years in Merloni Elettrodomestici, a company he had joined in 1994 and where he had become Chief Executive Officer in 2000. Before joining Merloni, he had worked for five years in Marriott Italia, holding various positions and being promoted to Marketing Director. He received his business administration degree at Università La Sapienza in Rome in 1989.

        In Luxottica Group, Mr. Guerra is, among others, Chairman of OPSM Group PTY Limited, member of the Board of Directors of Luxottica S.r.l., Luxottica U.S. Holdings Corp., Luxottica Retail North America Inc. and Oakley Inc., and is also Director of the associated company Multiopticas Internacional S.L.

        Furthermore, he is a member of the Board of Directors of Parmalat S.p.A. and DEA Capital S.p.A.

Roger Abravanel

        Mr. Abravanel has been a member of the Board of Directors of the Company since 2006. He received a degree in engineering from the Politecnico in Milan and a MBA from INSEAD in Fontainbleau,

France. He worked for 34 years at McKinsey as a consultant for Italian and multinational companies in Europe, America and in the Far East. In 2006, he left McKinsey and he is currently a member of the Board of Directors of various companies and advisors of private equity funds in Italy and abroad. He has published numerous books.

        He is a member of the Board of Directors of COFIDE S.p.A., Teva Pharmaceutical Industries LTD, Banca Nazionale del Lavoro S.p.A. and Coesia S.p.A.

Mario Cattaneo

        Mr. Cattaneo has been a member of the Board of Directors of the Company since 2003. He is Emeritus Professor of Corporate Finance at the Università Cattolica in Milan, Italy. He was a member of the Board of Directors of Eni from 1998 to 2005, of Unicredito from 1999 to 2005 and auditor of Bank of Italy between 1991 and 1999.

        He is Chairman of Euromobiliare Asset Management SGR S.p.A.; member of the Supervisory Board of UBI Banca S.C.p.A.; Chairman of the Board of Statutory Auditors of Italiana Assicurazioni S.p.A. and of Sara Assicurazioni S.p.A.; member of the Board of Directors of Bracco S.p.A. and of Banca Sella Holding S.p.A.; Auditor of Michelin Italiana SAMI S.p.A.

Enrico Cavatorta

        Mr. Cavatorta has been a member of the Board of Directors since 2003 and has held his position as Chief Financial Officer since he joined Luxottica Group in 1999. He is a member of the Board of Directors of the leading subsidiaries of the Group. Before joining Luxottica Group, he was Planning and Control Officer for the Piaggio Group. Between 1993 and 1996, he was a consultant for McKinsey & Co., and prior to that he was a financial controller of Procter & Gamble Italia, where he worked between 1985 and 1993. Mr. Cavatorta received a Business Administration degree at the Università LUISS in Rome, Italy.

        He is, among others, a member of the Board of Directors of Luxottica U.S. Holdings Corp., Luxottica S.r.l., OPSM Group Pty Ltd., Luxottica Retail North America Inc. and Oakley Inc., all of which belong to Luxottica Group, as well as Director of the associated company Multiopticas Internacional S.L.

Roberto Chemello

        Mr. Chemello joined Luxottica Group in 1979. Until 1985 he was Chief Financial Officer of the Company. Between 1985 and 2004, he was Chief Executive Officer of Luxottica Group. He then took over the position of Chief Operations Officer, which he held until July 2008, when he left all operational positions held in Luxottica Group. Mr. Chemello holds a degree in Corporate Finance from the Cà Foscari University in Venice.

        In 2007, he acquired the control share of Woodn S.r.l., a company that specialises in the manufacturing and marketing of wood-based composites, where he holds the position of Chairman of the Board of Directors.

        In 2008, he was appointed Chairman of the Board of Directors of the Chinese company Sunbow Environmental Decoration Material Co Ltd, fully owned by Woodn S.r.l., which manufactures wooden composites for distribution both in the Chinese and international markets. Also, in 2008 he was appointed member of the Board of Directors of the Entrepreneurs' Association of the Belluno Province.

        Mr. Chemello is a member of the Board of Directors of Stefanel S.p.A.

Claudio Costamagna

        Mr. Costamagna has been a member of the Board of Directors of the Company since 2006. He holds a business administration degree and has held important offices in Citigroup, Montedison and

Goldman Sachs, where he was Chairman of the Investment Banking division for Europe, the Middle East and Africa for many years. He is currently Chairman of "CC e Soci S.r.l.", a financial advisory boutique he founded. He is also a member of the International Advisory Board of the Università Luigi Bocconi.

        Mr. Costamagna is a member of the Board of Directors of Autogrill S.p.A., Bulgari S.p.A., DEA Capital S.p.A., AAA S.A. and Virgin Group Holdings Limited, as well as Chairman of Virtual B SIM S.p.A.

Claudio Del Vecchio

        Mr. Del Vecchio joined Luxottica Group in 1978 and he has been a member of the Board of Directors of the Company since 1986. Between 1979 and 1982, he was responsible for distribution in Italy and Germany. From 1982 to 1997, he was in charge of the Group business in North America.

        He is Chairman and Chief Executive Officer of Retail Brand Alliance, Inc. He is also a Director in Luxottica U.S. Holdings Corp.

Sergio Erede

        Mr. Erede has been a member of the Board of Directors of the Company since 2004. He holds a degree in jurisprudence, which he received in 1962 at the Università degli Studi in Milan, Italy; in 1964 he received a masters in law from the Harvard Law School, Cambridge, Massachusetts, U.S.A. He worked for the Hale & Door law firm, in Boston, between 1963 and 1964 and for the Sullivan & Cromwell law firm in New York, between 1964 and 1965. From 1965 to 1969, he was head of the legal department of IBM Italia S.p.A. Since 1969, he has been working as a freelance professional. The law firm he founded in 1999, Erede e Associati, merged into the law firm Bonelli Erede Pappalardo, which serves prestigious clients in some of the largest transactions in Italy.

        Mr. Erede is a member of the Board of Directors of Fonciere des Regions S.A., Interpump Group S.p.A., Gruppo Editoriale L'Espresso S.p.A., Società Italo Britannica L. Manetti—H. Roberts S.p.A., Manuli Rubber Industries S.p.A., Gruppo IPG Holding S.r.l. and Sintonia S.A., Chairman of AON Italia S.p.A. and Bolton Group International S.A. and Vice Chairman of the Board of Directors of Banca Nazionale del Lavoro S.p.A.

Sabina Grossi

        Ms. Grossi has been a member of the Board of Directors of the Company since 2003. She holds a degree in Business and Economics and is a certified public accountant registered in the Auditors Register. Since 2005, she has also been a member of the Human Resources Committee of the Company. She was head of Investor Relations of the Group from 1996 to 2004. Between 1994 and 1996, she worked for Caboto Sim S.p.A. as a financial analyst, focusing on the Italian stock market. Between 1991 and 1993, she was an assistant professor for Mathematical Analysis at the Engineering Department of the La Sapienza University in Rome, Italy. During the same time, she also worked as a professor for statistical sciences at the school of Revenue Police.

        She is a member of the Board of Directors of Molmed S.p.A. and Chairman of the Italian OneSight Foundation.

Ivanhoe Lo Bello

        Mr. Lo Bello has been a member of the Board of Directors of the Company since April 29, 2009 and was appointed by the minority shareholders. He received a degree in Law at the University of Catania.

        He is Chairman of Unicredit Leasing S.p.A. and was Chairman of Banco di Sicilia—Gruppo Unicredit from April 2008 until it became Unicredit in October 2010.

        Between 2004 and 2008, he was a member of the Board of Directors of the Siracusa branch of Bank of Italy.

        Mr. Lo Bello is a member of the National Council of Confindustria and, since September 2006, Chairman of Confidustria Sicilia. He is also Chairman of the Siracusa Chamber of Commerce and a member of the Board of Directors and of the Board of the Union of Italian Chambers of Commerce, where he is head of the Culture Department.

Marco Mangiagalli

        Mr. Mangiagalli has been a member of the Board of Directors since April 2009. He holds a degree in political economics, received from the Università Bocconi in Milan, Italy, in 1973.

        He spent most of his career working for the Eni Group and also worked for the Barclays Group in Italy and for the Nuovo Banco Ambrosiano Group.

        At Eni, he held positions of increasing responsibility and was appointed Financial Director and ultimately Chief Financial Officer between 1993 and 2008. Since August 2008, he has been Chairman of Saipem S.p.A. and is a member of the Surveillance Committee of Intesa San Paolo S.p.A.

Gianni Mion

        Mr. Mion has been member of the Board of Directors of the Company since 2004. He holds a degree in Business Administration and is a certified public accountant and auditor. He has been Chief Executive Officer of Edizione S.r.l. (previously Edizione Holding S.p.A.) since 1986. His professional career began as Auditor in KPMG. He then became financial controller in McQuay Europa S.p.A. In 1974, he joined Gepi S.p.A., where he became Vice General Manager in 1980. He was Managing Director of Fintermica S.p.A between 1983 and 1985, and later Chief Financial Officer for Marzotto S.p.A., until 1986.

        He is Chief Executive Officer of Edizione S.r.l. (previously Edizione Holding S.p.A.), a member of the Board of Directors of Benetton Group S.p.A., Autogrill S.p.A., Atlantia S.p.A., di Sintonia S.A., Burgo Group S.p.A. and Aereoporti di Roma S.p.A.

Marco Reboa

        Mr. Reboa has been a member of the Board of Directors since April 2009, after serving as Chairman of the Board of Statutory Auditors of Luxottica Group S.p.A. between June 14, 2006 and April 29, 2009. He holds a degree in Business Administration, received at the Università. Bocconi in Milan, Italy, in 1978. He is registered in the Association of Certified Accountants since 1982 and is a certified public accountant pursuant to Ministerial Decree April 12, 1995. He is currently full professor at the Law School of the Libero Istituto Universitario Carlo Cattaneo in Castellanza, Italy, and works as a freelance professional in Milan, notably in the field of operations of corporate finance. Over the past few years, he has published a series of books and articles on financial statements, economic appraisals and corporate governance. He is Editor of the Magazine of Certified Accountants. He is a member of the Board of Directors of Eni S.p.A. and Interpump Group S.p.A., Chairman of the Board of Statutory Auditors of Mediobanca S.p.A. and Auditor of Group Lactalis Italia S.p.A., biG S.r.l. and Egidio Galbani S.p.A.

        To assess the maximum number of positions a Director of the Group may hold as a director or an auditor in other companies listed on regulated markets, in financial companies, banks, insurance companies or other companies of a significant size, in 2007 the Company implemented the following criteria:

MAXIMUM NUMBER OF APPOINTMENTS AS DIRECTOR OR AUDITOR IN OTHER COMPANIES
Listed companies, financial companies, banks, insurance companies or companies of a significant size

Executive role	3 + LUXOTTICA
Non-executive role	9 + LUXOTTICA

        For the purpose of multiple appointments, (i) the only positions to be taken into consideration are those as member of the Board of Directors or auditor for companies listed on regulated markets (domestic and foreign), in banks, insurance companies, or companies of a significant size, which are defined as companies with a total value of business or revenues exceeding EUR 1,000 million (hereinafter, "Large Companies"), (ii) the appointments by one or more Large Companies belonging to the same group, including Luxottica Group, are counted as one, whereby the appointment requiring the most significant commitment (i.e. the executive role) shall be considered the prevailing one.

        The appointments held by the members of the Board of Directors in other companies, in compliance with the criteria indicated above, are compatible with the appointment in Luxottica Group. With regard to the Chairman, please note that he serves four relevant roles pursuant to the above-mentioned criteria. However, after taking into consideration the fact that he does not enjoy any managing powers in the Company and that his role in Beni Stabili S.p.A. is directly related to his role in Fonciere des Regions, the Board agreed that such appointments were compatible with his role in Luxottica Group.

        The members of the Board of Directors possess the required professionalism and experience to perform their role effectively and efficiently.

        It should be noted that neither the Company by-laws, nor any board resolutions, have authorized, generally or conditionally, any derogations from the non-competition clause.

Executive Directors

        On April 29, 2009, the Shareholders Meeting confirmed Mr. Leonardo Del Vecchio as Chairman of the Company. On the same date, Mr. Luigi Francavilla was confirmed as Vice Chairman, and Mr. Andrea Guerra as Chief Executive Officer.

        The Chairman retains the functions granted to him by law and by the Company by-laws and supervises the Internal Auditing function.

        Although he is not in possession of executive managing powers, the Chairman is still regarded as an executive director by virtue of his commitment to the Company and his involvement in all the relevant strategic decision-making.

        Through Delfin S.a.r.l., the Chairman is the majority shareholder of the Company.

        The Chief Executive Officer has been granted all the powers to manage the Company by virtue of the resolution adopted by the Board of Directors on April 29, 2009, with the exception of the following powers:

  a)
  to approve strategic agreements and agreements with a financial value exceeding EUR 30 million, as a unit or aggregate amount—when dealing with transactions of the same nature or with a similar object, which were concluded in the same context as well as agreements requiring a commitment exceeding three years, except where the same qualify as ordinary or recurring;

  b)
  to acquire, transfer, sell or grant holdings, enterprises or business branches for a unitary or aggregate amount or value (also taking into consideration financial indebtedness)—when dealing with transactions of the same nature or with a similar object and concluded in the same context—exceeding EUR 10 million;

  c)
  to request banks, financial and commercial institutions to grant lines of credit or credit lines in general, to issue financial debt under any form, for an amount exceeding EUR 15 million per transaction;

  d)
  to issue debt (other than intra-group transactions and those transactions for payment of tax and employees wages) on current accounts of the Company in banks and post offices, for a unitary or aggregate amount—when dealing with transactions of the same nature or with a similar object and concluded in the same context—exceeding EUR 15 million;

  e)
  to issue and grant to banks, financial institutions and third parties, in general, collateral securities on the debts of third parties and, when on own debts or debts of companies belonging to Luxottica Group, for amounts totalling over EUR 15 million;

  f)
  to issue and grant to banks, financial institutions and third parties, in general, guarantees on debt by Luxottica Group for amounts totalling over EUR 15 million and, if on corporate debts of Luxottica Group, over the existing credit limits; and

  g)
  to carry out transactions for foreign exchange risk hedging and interest rate risk hedging, such as buying and selling currency futures, currency swaps, interest rate swaps, call and put options for a unitary or aggregate value—when dealing with transactions of the same nature or with a similar object and concluded in the same context—exceeding EUR 50 million.

        The Chief Executive Officer is authorized by the Board of Directors to supervise all the business units. He also makes proposals to be submitted to the Board of Directors regarding the organization of the Company and of the Group, the general development and investment programs, the financial programs and the budget, as well as regarding any other matter the Board may request. He ensures that the organization, administration and accounting structure of the Company is suitable to its nature and size.

        The Chief Executive Officer is also the executive director responsible for supervising the internal audit function in compliance with the guidelines of the Code of Conduct.

        Mr. Luigi Francavilla, Vice Chairman and Mr. Enrico Cavatorta, member of the Board, have been granted the powers to perform transactions with a value not exceeding EUR 10 million.

        Mr. Luigi Francavilla, Vice Chairman, Mr. Andrea Guerra, Chief Executive Officer, and Mr. Enrico Cavatorta, member of the Board of Directors, hold offices in companies controlled by Luxottica Group.

        The Board of Directors, therefore, has four Executive Directors: Mr. Leonardo Del Vecchio, Mr. Luigi Francavilla, Mr. Andrea Guerra and Mr. Enrico Cavatorta.

        In accordance with the Company's by-laws, the designated bodies report to the Board of Directors and to the Board of Statutory Auditors regularly and, in any case, at least quarterly, on the general performance of the business and on the procedures to exercise the managing powers granted to them, as well as on the most relevant economic, financial and asset transactions performed by the Company and by its subsidiaries.

Non-executive Directors

        Messrs. Roger Abravanel, Mario Cattaneo, Claudio Costamagna, Roberto Chemello, Claudio Del Vecchio, Sergio Erede, Ivanhoe Lo Bello, Marco Mangiagalli, Gianni Mion, Marco Reboa and Sabina Grossi are non-executive directors.

        On occasion of their appointment on April 29, 2009, the following members of the Board of Directors: Mr. Roger Abravanel, Mr. Mario Cattaneo, Mr. Claudio Costamagna, Mr. Ivanhoe Lo Bello, Mr. Marco Mangiagalli, Mr. Gianni Mion and Mr. Marco Reboa declared that they satisfy the requirement of independence set forth by art.148, paragraph 3 of Italian Legislative Decree 58/1998, as quoted in art.147-ter of same decree and in art.3 of the Code of Conduct of the Listed Companies.

        The Board of Directors has determined that the independence requirements continued to be met on the basis of the information available and the information provided by the parties involved.

        The Board of Statutory Auditors has checked the evaluation carried out by the Board of Directors on the independence of the Directors based on the criteria of the Code of Conduct.

        Mr. Ivanhoe Lo Bello was assigned the role of Lead Independent Director, the point of reference and co-ordinator of petitions of the independent directors.

        During 2010, on the initiative of the Lead Independent Director, a meeting was held only with the independent directors.

Appointment of Directors

        The Board of Directors currently in office was appointed by the meeting of April 29, 2009, according to the list-based voting system. The minimum percentage of share capital required to present a list, as established by CONSOB, was equal to 1%.

        Leonardo Del Vecchio, Luigi Francavilla, Andrea Guerra, Roger Abravanel, Mario Cattaneo, Roberto Chemello, Enrico Cavatorta, Claudio Costamagna, Claudio Del Vecchio, Sergio Erede, Sabina Grossi, Gianni Mion, Marco Mangiagalli and Marco Reboa were selected from the list submitted by majority shareholder Delfin S.a.r.l..

        Ivanhoe Lo Bello was selected from the minority list submitted by various institutional investors (Pioneer Asset Management S.A., Pioneer Investment Management SGR p.A., Arca SGR S.p.A., Stitching Pensioenfonds ABP, BNP Paribas Asset Management SGR S.p.A., Monte Paschi Asset Management SGR S.p.A., Fideuram Investimenti SGR S.p.A., Fideuram Gestions S.A., Interfund SICAV).

        The lists and their support documentation, filed within the deadlines, on occasion of the meeting, are available for review on the Company's website under the Governance/GM section.

        The appointment of the directors is regulated by article 17 of the Company by-laws (please refer to these for more information).

        The directors are appointed by the Shareholders' Meeting based on the lists submitted by the shareholders, in which each name is matched with a progressive number up to a maximum number of fifteen.

        Each candidate can be presented on only one list, under penalty of ineligibility.

        If several lists are submitted, these lists must not be related to each other in any way, even indirectly. Therefore, each shareholder cannot submit or participate in the submission of more than one list, even through a third party or trustee company.

        Furthermore, shareholders that fall into the following categories cannot submit or participate in the submission of more than one list: a) those adhering to a shareholders' agreement regarding the shares of the Company; b) an individual and the companies controlled by them; c) the companies subject to communal control; d) a company and its general managers or directors.

        In the event of violation of these rules, the vote of the shareholder on any of the lists submitted is disregarded.

        Shareholders with a shareholding equal to at least the minimum percentage set by CONSOB pursuant to article 147-ter, paragraph 1, Italian Legislative Decree 58/1998, at the time the list is submitted, may submit a list of candidates for appointment to the Board of Directors.

        The lists, which must include the professional curriculum vitae of the selected candidates, as well as a declaration stating that they accept their candidacy, that there are no legal grounds for their ineligibility or incompatibility provided for by law and that they meet any possible requirements indicated in the list, and which must be signed by the shareholders who submitted them, must be submitted to the registered office of the Company no later than twenty-five days prior to the first shareholders meeting.

        The Company makes the lists and their attachments available to the public at its registered office, on its website and using the other methods provided for by CONSOB at least twenty-one days before the date fixed for the shareholders' meeting.

        The ownership of the minimum shareholding, which is required in order to be able to submit the lists, is determined by taking the number of registered shares of the shareholders submitting the list into consideration on the day the list is submitted to the Company and based on the subscribed share capital on that date. The relevant certification may also be presented to the Company after the list has been submitted, provided that this is done before the date that the Company has fixed for the publication of the lists.

        Each list must include and explicitly indicate at least one independent Director pursuant to art.147-ter, with a progressive number up to a maximum of seven. Where the list is made up of more than seven candidates, it must include and explicitly indicate a second independent Director pursuant to art.147-ter. Each list can also explicitly indicate, where appropriate, the directors who comply with the requirement of independence provided for by the codes of conduct prepared by the organizations managing regulated markets or by trade associations.

        At the end of the voting, the candidates of the two lists with the highest number of votes are appointed according to the following criteria:

        a)    from the list that received the highest number of votes (hereinafter "Majority List"), a number of directors equal to the total number of the members of the Board less one, is appointed, as previously agreed by the participants to the meeting; the candidates are appointed in compliance with these numerical limitations, according to the numerical order they are indicated on the list;

        b)    from the second list which obtained the highest number of votes and which may not be linked, even indirectly, to the shareholders who submitted or voted for the Majority List in accordance with the applicable provisions (hereinafter "Minority List"), one member of the Board is appointed—the candidate appearing as candidate number one on the list; however, in the event that no Independent Director pursuant to art. 147-ter is appointed in the Majority List, where the Board of Directors is made up of a maximum of seven members, or in the event that only one Independent Director is appointed pursuant to art. 147-ter, where the Board is made up by more than seven members, in place of the head of the Minority List, the first Independent Director pursuant to art. 147-ter indicated in the Minority list shall be appointed.

        The lists which did not reach a percentage of votes equal to at least half of the percentage of votes required to submit a list, will not be taken into consideration.

        The candidate listed at the top of the Majority List will be appointed Chairman of the Board of Directors.

        If the first two lists receive an equal number of votes, there will be a new vote in the shareholders' meeting, where a vote will only be taken on the first two lists.

        If only one list has been submitted, the Shareholders' Meeting will vote on this list and if the relevant majority is reached, the candidates starting from the top of the list are elected directors until the number fixed by the Shareholders' Meeting is reached, without prejudice to the obligation of the Shareholders' Meeting to appoint a number of Independent Directors, pursuant to art.147-ter, equalling the minimum number provided for by law. The candidate in the first position of the list is elected Chairman of the Board of Directors.

        In the event that there are no lists, the Board of Directors is appointed by the General Meeting based on a majority vote according to the provisions of law.

        The Board of Directors has so far deemed it unnecessary to establish an Appointment Committee to propose candidates for appointment as directors due to the shareholding structure.

Remuneration of Directors

        The Shareholders' Meeting passes resolutions on the remuneration of Directors.

        The Board of Directors is solely responsible for determining, after prior consultation with the Human Resources Committee and the Board of Statutory Auditors, the remuneration of the Directors performing special duties as well as the distribution of the total remuneration to be paid to each individual member of the Board, where this has not been already determined by the Shareholders' Meeting.

        The Shareholders' Meeting on April 29, 2009 approved a gross monthly remuneration for the Board of Directors of EUR 101,497.50 for the entire duration of its term in office and thus until the approval of the financial statements on December 31, 2011. On the same day, the Board of Directors approved and directed that the gross monthly remuneration was to be divided equally between the members of the Board.

        The Chairman receives a fixed remuneration for the office held in the Company, pursuant to article 2389, paragraph 3 of the Italian Civil Code. The Chairman also receives additional remuneration for the office held in the subsidiary company Luxottica UK.

        Luigi Francavilla receives remuneration for the position of member of the Board of Directors and Vice Chairman of Luxottica Group and remuneration in his capacity as Chairman of the subsidiary company Luxottica S.r.l. During 2010, he retired as an employee of Luxottica Group; he maintained the Stock Option Plans and Performance Shares Plan assigned to him by the Company. His payment as an employee was composed of a fixed amount and a variable amount.

        The aggregate remuneration of the Chief Executive Officer, also based in part on the quality of his role as manager of the Company, is composed of a fixed amount and a variable amount, linked to the attainment of predetermined objectives.

        In addition to the fixed remuneration as member of the Board of the Company, Mr. Enrico Cavatorta receives remuneration as a Company executive, which is composed of a fixed amount and a variable amount, linked to the attainment of predetermined objectives.

        Also, for managers in strategic roles, a significant part of the salary is linked to the attainment of predetermined objectives.

        The remuneration of the non-executive Directors is not linked to the Company's performance and is proportionate to the commitment required of each one of them and also in consideration of their participation in the internal committees of the Board. They do not benefit from stock-based incentive plans.

        With the exception of the Chief Executive Officer, there are no agreements in place between the Company and the Directors providing for indemnity payments in the event of resignations or wrongful dismissal or in the event of cancellation of the employment contract as a result of a tender offer.

        In particular, in the event of a wrongful cancellation of the employment contract of Andrea Guerra, the Company shall pay, in addition to the amounts that are provided for by Italian law, a lump sum, which is a gross one-time comprehensive payment equal to twice the yearly income of: (i) his fixed remuneration, which is the sum of his fixed remuneration as employee of the Company plus the fixed remuneration for his role as director of the Company; and (ii) his variable remuneration, calculated based on the average of what he received during the three years prior to the cancellation of the employment contract.

        This remuneration is also applicable in the event that Andrea Guerra resigns for a just cause or within 60 days after the occurrence of any of the following events: a substantial negative modification of the managing powers granted to him and/or reduction of the powers granted therewith; or a change of position in the Company, following a change in control of the Company.

        If the cancellation of the employment contract had occurred on December 31, 2010, the amount paid out to Andrea Guerra would have been EUR 6.8 million.

        There are no agreements that provide for the allocation or maintenance of non-monetary benefits or the stipulation of ad hoc consultancy contracts in the event of termination of the position of the Chief Executive Officer or the position of other executive directors. There are no agreements that provide a compensation for non-competition commitments.

        Following is an explanation of the effects of the cancellation of the employment contract on the incentive plans awarded by the Luxottica Group to Andrea Guerra.

Stock Options

        The 2009 stock option plan provides for the discharge of the options on the date on which the Company informs the beneficiary of its termination of the employment contract for a just cause or subjective justified reason or in the event of a disciplinary dispute which leads to dismissal, at the time the notice from the Company is received by the beneficiary. The options are also discharged the day the beneficiary informs the Company of his/her withdrawal from the employment contract. The right to exercise expired options is explicitly excluded during the notice period.

        Vested options can be exercised within 90 days from the cancellation of the employment contract with the Company only in the following specific cases: cancellation of the employment contract for reasons other than those stated in the previous paragraph and for reasons other than retirement, such as having reached certain age limits, disability and death; and in the event of among other things: i) consensual cancellation of the employment contract; and ii) termination of the employment contract on the part of the Company for an objective justified reason.

        The 2009 stock option plan is subject to the 2006 Stock Option Plan Regulations approved by the Shareholders Meeting on June 14, 2006, under which the Board of Directors has the authority to administer the Plan and modify the terms of any options.

Performance share plan

        With regard to the allocation of the Performance Share Plan, the provisions of article 7 of the regulations approved by the shareholders' meeting of May 13, 2008 are applied to the Chief Executive

Officer (available on the website of the Company in the Governance/GM section under Shareholders/Archive/Shareholders' Meeting of May 13, 2008). The text of article 7 is quoted below:

        "7.1 Since the right to the partial or full assignment of the Shares is also functionally linked to the permanence of the Employment Contract between the Beneficiaries and the Company or the Companies with which they are affiliated, in the event of cancellation of the Employment Contract when the Cancellation Date falls before the Assignment Date, the provisions stated in the following paragraphs of this article 7 shall be applied, with exception for the power of the Board of Directors to allow one or more of the Beneficiaries to partially or fully keep the Units or the power to make the amendment in order to improve these rights, and hence, in particular, to give the Beneficiaries the power to assign the Shares, either partially or fully, even in the absence of the related conditions.

        7.2   In the event of the cancellation of the Employment Contract, when the Cancellation Date falls before the Assignment Date due to (i) the voluntary resignation of the Beneficiary that is not supported by a Just Cause or by one of the reasons stated in article 7.3, or due to (ii) dismissal for Just Cause or justified by a subjective reason, the Beneficiary will lose all the Units definitively and, consequently any rights to the assignment of the Shares.

        7.3   In the event of the cancellation of the Employment Contract, when the Cancellation Date falls before the Assignment Date due to (i) the voluntary resignation by the Beneficiary that satisfies the requisites for retirement according to the law and in 30 days following this termination the Beneficiary has submitted the request to be granted the relevant pension; (ii) the Beneficiary suffers a permanent disability that prevents the Employment Contract from continuing; (iii) death; (iv) dismissal for Just Cause nor justified by subjective reasons, the Beneficiary (or their legitimate heirs or successors) shall have the right to maintain a number of Units, calculated in proportion to the period in which the Employment Contract was carried out during the Period of Time in question. The further Units shall be understood to be definitively discharged.

        7.4   It is understood that the right of the Beneficiaries to the assignment of the Shares will in any case be suspended starting from the time a letter concerning a disciplinary dispute is sent (in accordance with and pursuant to article 7 of Italian Law 300/70, if the Employment Contract is regulated by Italian law, or, otherwise, in compliance with the provisions of the applicable legislation), until the time the notice is received in which the relevant sanction has been imposed or the notice from the Company or the Company with which they are affiliated stating that they do not wish to proceed with any sanction.

        7.5   In the event that the Company or the Company with which they are affiliated transfers the Employment Contract to another company within the Group and/or in the event of cancellation of the Employment Contract and consensual establishment of a new Employment Contract with another company of the Group, the Beneficiary will maintain all the rights assigned to him/her by the Regulations."

        Andrea Guerra is also a beneficiary of the "Delfin Plan" assigned by the principal shareholder in 2004. With regard to this plan, in the event of cancellation of employment for reasons other than dismissal for just cause, the options can be exercised within thirty days from the termination of the employment. In the event of dismissal for just cause the options can no longer be exercised.

        For more details on the remuneration, stock options and the performance share plan assigned to the Directors and managers in strategic roles, please refer to the information available in the notes to the financial statements as at December 31, 2010 as well as in the documents published pursuant to article 84-bis of the Regulations for Issuers on the Company website www.luxottica.com in the section Governance/Compensation.

        Finally it is to be noted that the new Procedure for Operations with Related Parties, approved by the Board on October 25, 2010 and effective as of January 1, 2011, is to be applied for all decisions regarding the assignment of remuneration and economic benefits, in any form, to the members of the management and control bodies and the managers in strategic roles in the Company.

        With regard to remuneration, the provisions of the aforesaid procedure are not applied:

  (a)
  to the payment plans based on financial instruments approved by the shareholders' meeting pursuant to art.114-bis of the Italian Consolidated Financial Law and the relevant executive transactions;

  (b)
  to the resolutions of the Board of Directors on the subject of remuneration of the directors in special roles—other than the resolutions passed pursuant to art.2389 paragraph 3 of the Italian Civil Code—as well as the Managers in Strategic Roles, provided that:

  (i)
  the Company has adopted a remuneration policy;

  (ii)
  a committee made up exclusively of non-executive directors was involved in the definition of the remuneration policy and that the Independent Directors are in a majority;

  (iii)
  a report illustrating the remuneration policy is subjected to the consultative vote of the Shareholders' Meeting;

  (iv)
  the assigned remuneration is consistent with this policy.

Human Resources Committee

        The Board of Directors of April 29, 2009 confirmed as members of the Human Resources Committee Claudio Costamagna, Roger Abravanel, Gianni Mion, Sabina Grossi, all of whom are non- executive directors and the majority of whom are independent directors. Claudio Costamagna, who has particular expertise in the field of finance, was appointed Chairman of the Committee.

        The Committee, whose meetings are regularly reported in the minutes produced by the Group Director of Human Resources, shall perform investigations, offer consultations and submit proposals to the Board of Directors, including for the following matters:

  •
  the formulation of proposals regarding the remuneration of the Members of the Board of Directors of the Company in special roles;

  •
  the review of the proposals regarding the remuneration of managers in strategic roles and the criteria for the composition of the management bodies of the larger subsidiary companies;

  •
  the review of the proposals for the introduction of monetary and share incentive systems to be put forward for the approval of the Board of Directors;

  •
  the review of the objectives on which to base the short and long-term incentive systems to be put forward to the Board of Directors for approval, and the relevant results obtained.

        The evaluation of the organizational requirements of the Company and the effective assignment of key positions (the so-called succession plans) is among the roles assigned to the Committee by the Regulations approved by the Board of Directors in the 2010 fiscal year. Among the executive directors, there is a succession plan for Mr. Enrico Cavatorta. The succession plans are examined on a yearly basis by the Committee.

        The Committee meets whenever the Chairman deems it necessary or whenever a request is submitted to him by another member of the Committee, and passes resolutions in the absence of the interested parties.

        Whenever the Committee deems it necessary to discuss certain issues in more detail, appropriate Company managers will be invited to take part in the meetings.

        During the 2010 fiscal year, the Committee held three meetings during which, among others, it: (i) formulated proposals to the Board on the allotment of incentive plans (stock option, performance share plan) to employees of the Company and of its subsidiaries; (ii) formulated proposals to the Board of Directors on the remuneration for the members of the Board pursuant to article 2389, paragraph 3 of the Italian Civil Code; (iii) reviewed the general guidelines for the remuneration of employees for the year 2010.

        The Committee can access the information and the Company functions necessary for the performance of its tasks as well as to work with external consultants. The Board of Directors resolved to allocate EUR 25,000 to the Committee for the 2011 fiscal year, in order to provide it with adequate financial resources to perform its tasks. A similar decision had been taken for the 2010 fiscal year.

II. INTERNAL CONTROL AND RISK MANAGEMENT SYSTEM

        The Internal Control System consists of specific procedures for each area of activity, which are set forth in the manuals updated and distributed within the Group and which are aimed at allowing a healthy and fair management of the Company in line with the predetermined objectives using an appropriate system for identifying, managing and monitoring risk.

        This system is aimed at ensuring that the financial report is reliable, accurate and promptly submitted.

        Particular importance is thus attributed to the control structure—defined on the basis of the COSO report model, which represents the best international practice to assess the adequacy of the internal control system—of the preparation and circulation of the financial reports, which has been further strengthened in the past few years to ensure compliance with the guidelines of the Sarbanes-Oxley Act (SOX).

        In compliance with the provisions of art.2381 of the Italian Civil Code, on the basis of the information received by the appointed bodies responsible for ensuring that the organizational, administrative and accounting structure is suitable to the nature and size of the business, the Board of Directors establishes guidelines for the internal control system and assesses their adequacy so that the major risks for the Group may be correctly identified and monitored.

        To this end, the Board consults with the Internal Control Committee, the Internal Control Officer, the Internal Auditing department and the Supervisory Board on the organizational model provided for by Italian Legislative Decree no. 231/2001.

        By resolution on February 19, 2007, it was agreed that the Internal Auditing manager would report to the Chairman and to the Chief Executive Officer.

        The foregoing is without prejudice to the supervisory and control duties, which are by law reserved to the Board of Statutory Auditors, while the auditing activity is assigned to an external auditing company in accordance with Italian regulations.

        In the meeting on April 29, 2009, the Board of Directors confirmed the Chief Executive Officer as the executive administrator responsible for the supervision of the performance of the internal control system and of the duties and functions described in the Code of Conduct.

        In the performance of his task, the Chief Executive Officer has supervised the identification of the major corporate risks through a risk assessment process, which was expanded to the most important companies belonging to the Group. The criteria for the identification of corporate risks are linked to the nature of the risk itself (with specific reference to financial risks, risks concerning compliance with accounting regulations and risks with potential impact on the Company's reputation), its likeliness to occur and its size. Periodically and upon specific request, the Chief Executive Officer has provided reports to the Board of Directors on any risks identified and the undertaken corrective actions. In May

2010, the position of Chief Risk & Compliance Officer of the Group was set up, which position is to report directly to the Chief Executive Officer. The CR&CO, in his/her organizational structure, has the task of guaranteeing an efficient and effective governance of the risks, of the more significant businesses as well as being responsible for supervising and managing compliance in the management of the business itself.

        Moreover, the Chief Executive Officer has implemented the guidelines set by the Board, by planning, implementing and managing the internal control system, and regularly assessing its overall adequacy, its efficiency and effectiveness. The Chief Executive Officer has also dealt with the adjustment of the system to the changes in the operational conditions and of the legal and regulatory framework through the support of the relevant corporate structures.

        In October 2009, the Board of Directors updated the Financial Risk Management Policy, applicable to all the companies of Luxottica Group and introduced in November 2006. The adjustment was necessary to implement some organizational changes with a view towards continuous improvement and alignment of the policy to the operating processes.

        The policy sets forth the principles and rules for the management and monitoring of financial risks, with particular reference to activities by Luxottica Group to minimize the risks deriving from the fluctuations of interest rates and exchange rates.

        The policy clarifies that "rate risk" hedging uses the "interest rate swaps", while the derivative instruments are used for "exchange risk", such as "forward exchange contracts", and "collar zero cost". The use of derivative instruments for speculative purposes is not allowed.

        In addition to the caps set for each individual transaction in derivative instruments, the policy also sets a cap linked to the overall Luxottica Group debt exposure.

        During 2007, a quarterly reporting system was implemented for the Internal Control Committee, to highlight the debt exposure and the hedging transactions implemented to minimize the "interest" and the "exchange rate" risks.

        Another operational and control instrument that has been implemented for some time is the Credit Policy, which is applicable to all the wholesale companies of Luxottica Group.

        This policy defines the rules and responsibilities for the management and collection of credit in order to prevent financial risks, optimize revolving credit and reduce losses on such credits. In particular, this policy sets the guidelines for the following activities:

  •
  apportionment and control of the credit lines;

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  monitoring of credit trends;

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  soliciting unpaid/expired credits;

  •
  management and control of undertaken legal actions;

  •
  management and control of the appropriations and losses on credits;

  •
  determination and control of terms of payment in the various markets; and

  •
  control over warranty terms.

        The Board of Directors annually assesses the adequacy, effectiveness and efficient functioning of the control system, in accordance with the methods described in Section III of this Report.

The Internal Control Committee

        By virtue of its stock being listed in the United States, the Company is subject to the provisions of the Sarbanes-Oxley Act, which, in terms of internal controls, impacts the governance structure currently in place. In particular, some powers which pursuant to the Code of Conduct should be assigned to the Internal Control Committee are assigned instead in Luxottica Group to the Board of Statutory Auditors, which performs the functions of an Audit Committee. For more details, please refer to the relevant paragraph below.

        On April 29, 2009, the Board of Directors appointed the following individuals as members of the Internal Control Committee: Mr. Mario Cattaneo, Chairman, Mr. Marco Reboa and Mr. Marco Mangiagalli. On July 28, 2009, Director Ivanhoe Lo Bello was also appointed member of the Committee.

        All the members have significant experience in accounting and finance.

        According to the provisions of its Rules, last updated in July 2009, the Internal Control Committee is responsible for performing investigations, offering consultations and submitting proposals to the Board of Directors.

        In particular, the Committee performs the following activities:

  •
  assists the Board in the execution of its tasks regarding internal controls;

  •
  evaluates (i) the work program of the Internal Control Officer and the regular reports issued, (ii) the correct use of accounting principles, together with the manager responsible for the preparation of the Company accounting records and the managers and the auditors and (iii) the results of the activity performed by the Internal Auditing function; and

  •
  expresses opinions on specific aspects concerning the identification of corporate risks as well as the planning, implementation and management of the internal control system.

        Specific expertise on auditing is assigned to the Board of Statutory Auditors, acting as Audit Committee, later described in this Report. Moreover, the Financial Expert was identified within the Board of Statutory Auditors by the Board of Directors.

        The Internal Control Committee meets whenever the Chairman deems it appropriate, usually prior to the Board meetings for the approval of the annual, six-monthly and quarterly reports, or whenever a meeting is requested to be called by him by another member.

        Where the Committee deemed it appropriate to review in depth some items of the agenda, directors of the Company have been invited to take part in meetings specifically to review those items.

        During the 2010 fiscal year, the Committee met nine times and it has, among other activities: evaluated the financial risks for the Company and the management criteria for the transactions in derivative instruments; examined the reports of the Supervisory Board and the reports about complaints regarding alleged violations of the Code of Ethics twice a year; reviewed the quarterly reports of the Internal Control Officer; assessed the development of activities aimed at compliance with the Sarbanes-Oxley Act; approved the audit plan and the integrations of same submitted over the year; and met with representatives of some departments to review in detail the progress of specific projects or the management of some specific risk areas.

        The meetings, attended by the Chairman of the Board of Statutory Auditors, or by an Auditor appointed by same, are regularly reported in the meeting minutes.

        The Internal Control Committee reports to the Board at least every six months on the activities performed.

        The Committee has access to the information and the Company functions necessary for the performance of its task as well as to work with external consultants. The Board of Directors approved the allocation of funds totalling EUR 50,000 to the Committee for the 2011 fiscal year in order to provide it with the adequate financial resources to perform its tasks independently. A similar decision had been taken for the 2010 fiscal year.

The Internal Control Officer

        The Internal Control Officer is responsible for ensuring the adequacy and efficiency of the internal control system and proposing corrective measures, provided he/she is given adequate means to perform his/her duties and has direct access to any information useful for the performance of these duties.

        The Internal Control Officer has been identified by the Board of Directors, upon the proposal of the Chief Executive Officer, as the manager of Internal Auditing of Luxottica Group, Mr. Luca Fadda. The guidelines concerning his remuneration have been approved with the favorable opinion of the Internal Control Committee.

        The Internal Control Officer reports to the Chairman and to the Chief Executive Officer—the executive manager supervising the functionality of the internal control system—and reports on the performance of his duties to the Chief Executive Officer, as well as to the Internal Control Committee and to the Board of Statutory Auditors, in its function as Audit Committee.

        The Internal Control Officer is not responsible for any operational area and has access to any information useful for the performance of his duties. He is provided with a budget, determined by the Company, which is allocated consistently with the activities performed to reach the objectives set in the plan approved by the competent bodies.

        In the course of the fiscal year, the Internal Control Officer has performed his role through the implementation of an activities and verifications plan, related to the Company and its main subsidiaries. Such actions, which the Officer periodically has reported to the Chairman, the Chief Executive Officer and the Board, through the Internal Control Committee and the Board of Statutory Auditors, have allowed the Company to identify areas for improvement of the internal control system, for which specific plans have been implemented to further strengthen the foundations of the system itself.

Organization, Management and Control System pursuant to
Italian Legislative Decree no. 231/2001

        On October 27, 2005, the Board of Directors implemented the Organization, Management and Control System, as established by Italian Legislative Decree no. 231/2001 in order to prevent the risk of employees and consultants of the Company carrying out illegal acts, with the consequent administrative liability as provided for by Italian Legislative Decree no. 231/2001 (hereinafter the "Model").

        The Model, which was subsequently modified in 2006 and 2008, was most recently updated by the resolution of the Board of Directors on July 26, 2010 in order to include the new illegal acts introduced by the recent provisions of law, such as: falseness of identification tools or marks, crimes against industry and trade and crimes related to the violation of copyright.

        Particular importance is given to the "point persons" of the Supervisory Board (the Operational Unit Supervisors), or to the persons that perform functions considered to be the most "sensitive" activities pursuant to Italian Legislative Decree 231, who constantly monitor the implementation of the Model, within their area of responsibility, and report to the Supervisory Board every six months.

        Following the update of the Model, and in continuation of the training programs from the past few years, training initiatives have been established for areas which are considered "sensitive" pursuant to Italian Legislative Decree no. 231.

        The purpose of the Model is the establishment of a structured and organized system of procedures and control activities carried out mainly for prevention, such that the system cannot be overridden unless by fraudulently failing to comply with its provisions.

        To this end, the Model serves the following purposes:

  •
  to make all those working in the name of and on behalf of Luxottica aware of the need to accurately comply with the Model, and that the violation thereof shall result in severe disciplinary measures;

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  to support the condemnation by the Company of any behavior which, due to a misunderstanding of corporate interest, is in conflict with the law, rules or more generally with the principles of fairness and transparency upon which the activity of the Company is based;

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  to provide information about the serious consequences which the Company may suffer (and therefore also its employees, managers and top managers) from the enforcement of pecuniary and prohibitory fines provided for in the Decree and the possibility that such measures may be ordered as an interim measure; and

  •
  to enable the Company to exercise constant control and careful supervision of its activities, in order to be able to react promptly in the event that risks arise and possibly enforce disciplinary measures provided for by the Model itself.

        The Model is available on the website www.luxottica.com in the Governance section.

        The Supervisory Board in office until the approval of the financial statements as of December 31, 2011, is composed of the manager of Internal Auditing, Mr. Luca Fadda, by Mr. Giorgio Silva and Mr. Ugo Lecis. The Board reports every six months to the Board of Directors, the Internal Control Committee and the Board of Statutory Auditors on the activities performed.

        The Board of Directors allocated specific funds, totalling EUR 50,000, in order to provide the Supervisory Board with adequate financial resources to perform its duties for the 2011 fiscal year. A similar resolution had been passed for the 2010 fiscal year.

        On the basis of the guidelines provided by the Parent Company and of the risk assessment performed, the subsidiary companies Luxottica S.r.l. and Luxottica Italia S.r.l. adopted their own Organization Model pursuant to Italian Legislative Decree no. 231 and appointed the respective Supervisory Bodies, in order to implement specific control measures relating to the different risk/offense potential of each company.

        The Organizational Models of these two companies have also added supplements for the crimes of counterfeiting, offenses related to copyright and crimes against industry and trade.

Sarbanes-Oxley Act

        Compliance with the provisions of the Sarbanes-Oxley Act ("SOX") is compulsory for Luxottica Group since it is listed on the New York Stock Exchange ('NYSE'), and therefore it has represented a significant motivation for the Group to continually improve its internal control system.

        In particular, in complying with SOX, Luxottica not only intended to comply with a regulation but has also taken a real opportunity to improve its administrative and financial governance and the quality of its internal control system in order to make it more systematic, consistently monitored and methodologically better defined and documented.

        Luxottica is aware that the efforts made to define an efficient internal control system, capable of ensuring complete, accurate and correct financial information, do not represent a one-off activity but rather a dynamic process that must be renewed and adapted to the evolution of the business, of the socio-economical context and of the regulatory framework.

        The objectives of the control system have been defined consistently with the guidelines of SOX, which differentiates between the following two components:

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  controls and procedures to comply with the disclosure obligations related to the consolidated financial statements and the Form 20-F (Disclosure controls and procedures-DC&P);

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  internal control system that supervises the preparation of the financial statements (Internal Control Over Financial Reporting-ICFR).

        The disclosure controls and procedures are designed to ensure that the financial information is adequately collected and communicated to the Chief Executive Officer (CEO) and to the Chief Financial Officer (CFO), so that they may make appropriate and timely decisions about the information to be disclosed to the market.

        The internal control system that supervises the preparation of the financial statements has the objective of ensuring the reliability of the financial information in accordance with the relevant accounting principles.

        The structure of the internal control system was defined consistently with the model provided by the COSO report, the most widely used international model to define and assess the internal control system, which establishes five components (control environment, risk assessment, control activity, information systems and communication flows and monitoring activity).

        For the most important companies of the Group (so-called Material Control Units) controls were designed and their effectiveness was assessed both at general/cross level (entity level controls) and at the level of each operational/administrative process. For the smaller companies, which were however still significant, especially when considered in the aggregate (so-called Material When Aggregated), the assessment was performed on the general effectiveness level of the control system.

        Among the cross level controls, the controls to reduce the risk of fraud are particularly important. To this end, Luxottica has developed Anti-Fraud Programs & Controls derived from an in-depth risk assessment which, after mapping the possible ways in which fraud could be committed, defined the necessary controls to reduce the risk of fraud and/or allowing its identification. This "anti-fraud" system is constantly updated and improved.

        In addition to defining and testing the internal control system in compliance with SOX requirements, Luxottica has also identified the necessary actions to ensure its optimal functioning over time.

        The entire system must be monitored at two levels: by line management, supervising the significant processes and by the Internal Audit function, which independently and according to an approved intervention plan must check the effectiveness of the controls and report on these to the relevant functions and bodies.

        Moreover, as a result of an ongoing comparison with other companies listed on the NYSE, the designed control system is subject to continuous improvements and streamlining. Since 2007, on the basis of experience gained internally, of the independent evaluations by the external auditors and the introduction of audit standard no. 5 adopted by the PCAOB (Public Company Accounting Oversight Board), a significant process has been implemented for the evaluation and rationalization of the controls currently in place, which has allowed the Company, on the one hand, to eliminate redundant controls that burdened operations without offering a real benefit in terms of strengthening of the internal control system and, on the other hand, to define and better protect the key controls and the monitoring controls. This process has been performed for all of the most important companies of the Group.

The Board of Statutory Auditors

        The Board of Statutory Auditors currently in office for the duration of three fiscal years, until the approval of the financial statements as of December 31, 2011, is composed of three statutory auditors—Francesco Vella, Chairman, Alberto Giussani and Enrico Cervellera—who were all appointed at the meeting of April 29, 2009, and by two substitute auditors—Alfredo Macchiati, who was appointed at the meeting of April 29, 2009 and Giorgio Silva, who was appointed at the meeting of October 29, 2009. Giorgio Silva was appointed in substitution of Mario Magenes, who had been appointed at the meeting of April 2009 and had subsequently passed away.

        The appointment of the Board of Statutory Auditors currently in office took place through the list-based voting system: Enrico Cervellera, Alberto Giussani and Mario Magenes were appointed from the list submitted at the meeting of April 2009 by the principal stockholder Delfin S.a.rl.; Francesco Vella and Alfredo Macchiati were appointed from the minority list submitted at the meeting of April 2009 by investment funds (Pioneer Asset Management S.A., Pioneer Investment Management SGR p.A., Arca SGR S.p.A., Stitching Pensioenfonds ABP, BNP Paribas Asset Management SGR S.p.A., Monte Paschi Asset Management SGR S.p.A., Fideuram Investimenti SGR S.p.A., Fideuram Gestions S.A., Interfund SICAV). The minimum percentage of share capital required to present a list, as established by CONSOB, was equal to 1%.

        The addition to the Board with the appointment of Giorgio Silva took place through relative majority voting, with no list constraints, based on the candidacy submitted by the principal shareholder, Delfin S.a.r.l.

        The lists and their support documentation, that were filed within the deadlines and presented at the meeting, are available for review on the Company's website under the Governance/GM section.

        The procedures for the appointment of auditors are governed by article no. 27 of the Company by-laws; for more information, please refer to the same.

        A candidate list for the appointment of the Board of Statutory Auditors may be submitted by any shareholder who—at the time the list is submitted—owns, on their own or jointly with other shareholders submitting the list, a shareholding equal to at least the minimum shareholding determined by CONSOB pursuant to article no. 147-ter, paragraph 1, of Italian Legislative Decree 58/1998.

        The lists must be deposited at the registered office of the Company no less than twenty-five days before the day set for the shareholders meeting called to pass resolution on the appointment of the Auditors.

        The lists must contain the names of one or more candidates holding the position of Statutory Auditor and one or more who hold the position of Substitute Auditor. The names of the candidates are marked under each section (statutory Auditor section, substitute Auditor section) by a progressive number and in any case must not exceed the number of members to be chosen by the body.

        The lists furthermore contain, also as an attachment:

        (i)    information regarding the identity of the shareholders that submitted the lists, with the indication of their overall percentage shareholding;

        (ii)    a statement from the shareholders other than those that hold, also jointly, a controlling or relevant majority shareholding, attesting to the absence of linked relationships with the latter provided for by art.144-quinquies of the Regulations for Issuers;

        (iii)   comprehensive information on the personal and professional characteristics of the candidates, as well as a statement from these candidates attesting that they satisfy the requirements provided for by law and to their acceptance of the candidacy, complete with a list of director and control duties held by these candidates in other companies.

        The Company makes the lists and related attachments available to the public at its registered office, on its website and using the other methods established by CONSOB, at least twenty-one days before the date fixed for the shareholders meeting.

        The ownership of the minimum shareholding, which is required in order to be able to submit the lists, is determined by taking the number of registered shares of the shareholders submitting the list into consideration on the day the list is submitted to the Company compared to the total subscribed share capital on that date. The relevant certification may also be presented to the Company after the list has been submitted, provided that this is done before the date that the Company has fixed for the publication of the lists.

        In the event that at the expiry of the deadline for the submission of the lists, one list only has been submitted, or lists have been submitted by shareholders who are linked to each other pursuant to the applicable provisions, additional lists may be submitted up to four days after such date or up to the date that may be set by binding laws in force at that time. In this case, the above thresholds set for the submission of lists are halved.

        A shareholder may not submit or vote for more than one list, either individually, through a third party or through trustee companies. Shareholders belonging to the same group and shareholders who are party to a shareholders' agreement with respect to the issuer's shares, may not submit or vote for more than one list, even through a third party or through trustee companies. A candidate may appear on one list only, under penalty of ineligibility.

        The Auditors are appointed as follows: (i) from the list which received the highest number of votes ("Majority List"), two statutory Auditors and one substitute Auditor are appointed, according to the progressive order in which they appear on the list; (ii) from the list which received the second highest number of votes and which may not be linked, even indirectly, to the shareholders who submitted or voted for the Majority List pursuant to the applicable regulations ("Minority List"), a statutory Auditor, who is to become the Chairman of the Board of Statutory Auditors ("Minority Auditor"), and a substitute Auditor ("Minority Substitute Auditor") are appointed, according to the progressive order in which they appear on the list. In the event the lists receive the same number of votes, the list submitted by the shareholders who hold the higher number of shares when the list is submitted or, alternatively, by the higher number of shareholders, shall prevail.

        In the event that one single list has been submitted, the shareholders meeting shall vote on the same and in the event that the same receives the relative majority of the votes, without taking into account the non-voters, all the candidates for the positions of statutory and substitute Auditors indicated on the list shall be appointed. In this event, the first candidate for the position of statutory Auditor shall be appointed Chairman of the Board of Statutory Auditors.

        In the event that no lists are submitted or that on any grounds the names indicated in the lists are not sufficient, the Board of Statutory Auditors and possibly the Chairman are appointed by the Meeting with the ordinary majorities provided for by law. In the event that, on any grounds, the Majority Auditor is missing, he is to be replaced by the Substitute Auditor appointed from the Majority List.

        In the event that, on any grounds, the Minority Auditor is missing, he is to be replaced by the Substitute Minority Auditor.

        When the Meeting replaces members of the Board of Statutory Auditors, the Auditors elected from the Minority List are appointed using the majority voting system, where allowed by the applicable regulations in force. The count shall not include the votes of the shareholders who stated pursuant to the regulations in force that they hold the relative majority of the votes that may be cast in the Meeting, even indirectly or together with other shareholders who are part of a shareholders' agreement pursuant to art.122 of Italian Legislative Decree 58/1998, as well as the votes of the shareholders who control, are controlled or are under common control by the same. In any case, the new Minority Auditor shall take over the position of Chairman.

        The Board of Statutory Auditors supervises compliance with the law, the by-laws and with proper management principles, the appropriateness of the instructions given by the Company to the subsidiary companies, the appropriateness of the Company structure with respect to the areas of responsibility, the internal control system and the administrative accounting system and the reliability of the latter in the correct reporting of the management-related issues, and verifies the procedures for the implementation of the corporate governance rules provided for by the Code of Conduct, and, in accordance with the provisions of Italian Legislative Decree 39/2010, supervises the financial information process, the efficiency of the internal auditing system, the auditing of accounts and the independence of the legal auditor.

        Each Auditor reports to the other Auditors and to the Board of Directors on Company transactions in which they have an interest personally or on the account of a third-party.

        The Board of Statutory Auditors presents its duly formed proposal to the Shareholders' Meeting on the appointment of the auditing function to the external auditors.

        In the performance of its duties, the Board of Statutory Auditors coordinates with the Internal Audit department, with the Internal Control Committee and the Risk Management office.

        The Board of Statutory Auditors confirms the correct application of the criteria used by the Board of Directors to assess the independence of the Directors.

        Following its appointment in April 2009, the Board of Statutory Auditors assessed the compliance of its members with the requirements of independence.

        The Board of Statutory Auditors was identified by the Board of Directors as the suitable body to act as Audit Committee as provided for by the Sarbanes Oxley Act and by SEC and NYSE rules and regulations.

        The Board of Statutory Auditors:

  •
  examines the reports of the Chief Executive Officer and Chief Financial Officer on any significant point of weakness in the planning or in the performance of internal controls which is reasonably capable of negatively affecting the capacity to record, process, summarize and disclose financial information and the shortcomings identified through the internal controls (Section 404 "Internal Controls over financial reporting");

  •
  examines the reports by the Chief Executive Officer and Chief Financial Officer on any fraud involving management or related officers in the context of the internal control system;

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  evaluates the proposals of the auditing companies for the appointment as external auditor and submits a proposal on the appointment or revocation of the auditing company to the shareholders' meeting;

  •
  supervises the activities of the external auditors and their supply of consulting services, other auditing services or certificates;

  •
  reviews periodic reports of the external auditors on: (a) the critical accounting criteria and practices to be used; (b) the alternative accounting processes generally accepted, analyzed together with management, the consequences of the use of such alternative processes and the related information, as well as the processes which are considered preferable by the external auditors; and (c) any other relevant written communication between the external auditors and management;

  •
  makes recommendations to the Board of Directors on the settlement of disputes between management and the external auditors regarding financial reporting;

  •
  approves the procedures concerning: (i) the receipt, the archiving and the treatment of reports received by the Company on accounting matters, internal control matters related to the accounts and audit-related matters; (ii) the confidential and anonymous reporting on questionable accounting or auditing matters;

  •
  assesses the requests to make use of the auditing company appointed to perform the auditing of the balance sheet for permitted non-audit services and expresses their opinion on the matter to the Board of Directors;

  •
  approves the procedures prepared by the Internal Auditing manager for the pre-emptive authorization of the permitted non-audit services, analytically identified, and examines the reports on the supply of the authorized services.

        In accordance with U.S. regulations, Alberto Giussani was appointed Audit Committee Financial Expert by the Board of Directors on April 29, 2009.

        The Board of Statutory Auditors has been granted the appropriate skills and resources to perform the above-mentioned duties.

        All the Auditors comply with the legal requirements of such office and in particular with the requirements set forth in article no. 148, paragraph 3, of the Italian Consolidated Financial Law.

        Below is some background information on the members of the Board of Statutory Auditors currently in office and on the main offices held in other companies as of December 31, 2010.

Francesco Vella, Chairman

        An attorney at law, Mr. Vella is full professor of commercial law at the University in Bologna, Italy, where he currently teaches in the Master's program. He has written three essays and several publications for miscellaneous journals and magazines specialized in banking, financial and corporate matters. Mr. Vella is a member of the editorial board of the following magazines: "Banca Borsa, Titoli di Credito", "Mercato Concorrenza e Regole", "Il Mulino", "Banca, impresa e società", "Giurisprudenza Commerciale" and "Analisi giuridica dell'economia", which he helped to set up, as well as the website "lavoce.info".

        He is a member of the Board of Directors of UGF S.p.A., ATC Azienda di Trasporti Consorziali di Bologna S.p.A. and Bologna Fiere S.p.A. and Chairman of Alma Mater S.r.l.

Enrico Cervellera—Statutory Auditor

        Mr. Cervellera received a degree in Business and Economics from the Università Bocconi in 1963 and a degree in jurisprudence from the Università Cattolica in 1968. He is registered in the Register of Chartered Accountants since 1965 and is auditor as per Ministerial Decree April 12, 1995. Between 1965 and 1983, he worked in the Tributary Bureau associated with Arthur Andersen. Since 1983, he has been working as a freelance professional in Milan, focusing mainly on company transactions (takeovers, transfers, mergers, etc.) and on financial consulting to companies.

        He is Chairman of the Board of Statutory Auditors of Interpump Group S.p.A. and Seat Pagine Gialle S.p.A., auditor of Tamburi Investment Partners S.p.A., member of the Board of Directors of Ferrero S.p.A. and Chairman of the Board of Statutory Auditors of Gruppo Lactalis Italia S.p.A., biG S.r.l. and Egidio Galbani S.p.A.

Alberto Giussani—Statutory Auditor

        Mr. Giussani received a degree in Business and Economics from the Università Cattolica in Milan, Italy. He is registered in the Register of Accountants and Tax Advisers since 1979 and in the Register of Chartered Accountants since 1995, when the Register was set up.

        Between 1981 and 2000, he was a member of the Accounting Principles Commission of the Accountants and Tax Advisers and he serves currently as Vice Chairman of the Scientific Technical Committee of the Italian Accounting Body. Between 2001 and 2008, he was a member of the Standard Advisory Council of the IASC Foundation for the provision of international accounting principles. He was a partner in the auditing company PricewaterhouseCoopers between 1981 and 2007.

        He is Chairman of the Board of Auditors of Mediaset S.p.A., member of the Board of Directors of Credito Artigiano S.p.A., Fastweb S.p.A., Seat Pagine Gialle S.p.A. and Istifid S.p.A. and Statutory Auditor of Carlo Tassara S.p.A.

Auditing Firm

        The auditing activity is entrusted to an auditing company registered in the Register of Auditors, whose appointment is approved by the Shareholders' Meeting.

        The auditing company serving until the approval of the financial statements for the year 2011 is Deloitte & Touche, in accordance with the resolution of the Shareholders' Meeting on June 14, 2006.

        At the forthcoming general meeting, stockholders will be called upon to approve the recommendation of the Board of Statutory Auditors to appoint PricewaterhouseCoopers S.p.A. as the new independent registered public accounting firm for the 2012-2020 term.

Manager responsible for the preparation of the Company's financial reports

        On April 29, 2009, the Board of Directors confirmed the Group Chief Financial Officer, Enrico Cavatorta, as the manager responsible for the preparation of the Company's financial reports.

        The appointed manager will remain in office until: (a) termination of the entire Board of Directors which appointed him; (b) dismissal from the office; or (c) revocation of the office by the Board itself.

        The appointed manager has been granted all the powers and resources necessary to perform his duties according to the applicable regulations of the Italian Consolidated Financial Law and of the related performance regulations. In particular, the appointed manager has been granted wide powers connected to: (i) the preparation of adequate administrative and accounting procedures for the preparation of both the separate and consolidated financial statements as well as of any notice of a financial nature; (ii) the issue of certifications pursuant to art. 154-bis paragraph 2, of the Italian Consolidated Financial Law with reference to the acts and the communications of the Company disclosed to the market and relating to the accounting report, including half-year reports, of the Company; and (iii) the issue, together with the Chief Executive Officer, of certificates pursuant to art. 154-bis paragraph 5, of the Italian Consolidated Financial Law, with reference to the separate financial statements, the six-monthly financial statements and the consolidated financial statements. More generally, the appointed manager has been granted the power to perform any activity necessary or useful for the appropriate performance of the above-mentioned task including power to expend Company funds within the limits of the powers already granted to Mr. Cavatorta, with exception of the possibility to spend amounts in excess of the above-mentioned limits, where necessary and upon specific and justified request by the appointed manager, subject to prior approval by the Board of Directors.

III. BY-LAWS, CODE OF CONDUCT AND PROCEDURES

Code of Conduct

        The Company adheres to the principles of the Code of Ethics, as well as of those of the Code of Conduct prepared in 2006, whose recommendations have thoroughly been implemented by the Company, except as otherwise specified in this Report.

By-laws

        The current Company by-laws were most recently amended on the resolution of the Board of Directors on October 25, 2010, for the purpose of adapting the by-laws to the provision of Italian Legislative Decree January 27, 2010, no.27, containing "Implementation of directive 2007/36/EC, on the exercising of certain rights of shareholders in listed companies" as well as Italian Legislative Decree no.39 of January 27, 2010 containing provisions on the subject of auditing.

        The Board of Directors, authorized by article 23 of the by-laws, therefore amended articles 9,11,12,17, 27 and 28.

        The text of the by-laws is available on the website www.luxottica.com in the Governance/By-laws section.

Code of Ethics and Procedure for Handling Reports and Complaints regarding
Violations of Principles and Rules Defined and/or Acknowledged
by Luxottica Group

        The "Code of Ethics of Luxottica Group" represents the values underlying all of the Group's business activities and is subject to constant verification and updating to reflect the proposals derived in particular from U.S. regulations.

        The Code, originally approved by the Board of Directors on March 4, 2004, has been adapted over the years and was finally updated by the Board itself during the meeting on July 31, 2008.

        In addition to the Code, there is a Procedure for the Handling of Reports and Complaints of Violations of principles and rules defined and/or acknowledged by Luxottica Group.

        The procedure covers reports, complaints and notifications of alleged fraud, violation of ethical and behavioural principles set forth in the Code of Ethics of the Group and of irregularities or negligence in accounting, internal controls and auditing.

        Complaints received from both internal and external subjects by the Group are taken into consideration: the Group undertakes to safeguard the anonymity of the informant and to ensure that the employee reporting the violation is not subject to any form of retaliation.

        The reports of violations of principles and rules defined or recognized by the Group are submitted to the person in charge of the Internal Audit, who in turn submits them to the Chairman of the Board of Statutory Auditors.

        The Code of Ethics is available on www.luxottica.com, in the Company/Values and Ethics section.

Procedure for transactions with related parties

        On October 25, 2010, the Board of Directors voted unanimously to adopt a new procedure to regulate transactions with related parties pursuant to the new provisions of CONSOB regulation 17221/210.

        The procedure, which was approved by the Internal Control Committee (composed exclusively of independent Directors), became applicable beginning January 1, 2011.

        The procedure regulates the execution of major and minor transactions. Transactions with and among subsidiary companies, associated companies, ordinary transactions, transactions of an inferior amount (of an amount less than Euro 2.5 million or, with regard to the remuneration of a member of a management or control body or managers with strategic responsibilities, of an amount less than Euro 250,000) are excluded from the application of the procedure.

        The Board of Directors also resolved, as authorized based on, among other things, the interested parties involved in each individual transaction, that: (i) the Human Resources Committee—composed of non-executive directors, the majority being independent—were involved and consulted regarding transactions for the remuneration and economic benefits of the members of the management and control bodies and managers in strategic roles; (ii) the Internal Control Committee was involved and consulted regarding other transactions with related parties.

        Further information on the application of the procedure with regard to remuneration and assignment of benefits to the members of the management and control bodies and managers in strategic roles are stated in the previous paragraph "Remuneration of Directors".

        The "Guidelines for Transactions with Related Parties" were applied until December 31, 2010.

        Both documents are available on the website www.luxottica.com, in the Governance/Procedures section.

Internal Dealing Procedure

        On March 27, 2006, in order to implement internal dealing regulatory changes, as set forth in art.114, seventh paragraph, of the Italian Consolidated Financial Law and articles 152-sexies et seq. of the Regulations for Issuers, the Board of Directors approved the Internal Dealing Procedure. This Procedure was last updated on March 13, 2008.

        The Internal Dealing Procedure regulates in detail the behavioral and disclosure obligations relating to transactions in Luxottica shares or American Depositary Receipts (ADRs) completed by so-called "relevant parties".

        The relevant parties, which are directors, auditors of the company and two managers with strategic functions (pursuant to art. 152 sexies letter c2), report to the Company, to CONSOB and to the public on any transactions involving the purchase, sale, subscription or exchange of Luxottica shares or of ADRs whose overall value equals at least EUR 5,000 per year, calculated by adding the transactions involving Luxottica shares and ADRs completed by each interested party or on behalf of those closely associated with such parties.

        The Procedure provides for black-out periods during which the interested parties are not allowed to trade any Luxottica securities.

        The Procedure is available on the website www.luxottica.com, in the Governance/Procedures section.

Procedure for the Processing of Confidential Information

        On March 27, 2006, in compliance with articles 114, 115-bis of the Italian Consolidated Financial Law and of articles 152-bis et seq. of the Regulations for Issuers, as well as the regulations contained in the Code of Conduct, the Board of Directors adopted a Procedure for the processing of confidential information (pursuant to article 181 of the Italian Consolidated Financial Law), in order to ensure that the disclosure thereof is timely, thorough and adequate. This Procedure was last updated on March 13, 2008.

        The following persons are required, among other things, to comply with the confidentiality of such documents and information: (i) directors; (ii) statutory auditors; (iii) any manager in Luxottica and in the companies belonging to the Group; and (iv) any other employees of Luxottica and of the companies belonging to the Group who, by virtue of their function or position, become aware of information and/or acquire information classified as confidential information.

        The Procedure for the processing of confidential information also requires the identification of the persons responsible for external relations, their expected behavior, the operational procedures and related obligations to comply with the same. The policy also indicates the characteristics, contents and procedures for updating the Register of people with access to confidential information.

        This Register was implemented by Luxottica in order to comply with the provisions of art.115-bis of the Italian Consolidated Financial Law.

        This policy is available on the website www.luxottica.com, in the Governance/Procedures section.

Appointment of External Auditors

        U.S. regulations provide that either the Audit Committee or the equivalent body under the specific rules of the issuer's home country must approve the services provided by external auditors to the Company and to its subsidiaries.

        To this end, on October 27, 2005, the Board of Directors approved the 'Group Procedure for the Appointment of External Auditors', in order to protect the independence of the external auditor, which is the fundamental guarantee of the reliability of the accounting information regarding the appointing companies. This policy was last updated on October 25, 2010, also in adaptation to Italian Legislative Decree 39/2010.

        The parent company's external auditor is the main auditor for the entire Luxottica Group.

        The limitations on the appointment contained in this policy derive from current regulations in Italy and in the United States, by virtue of the fact that the Company's shares are listed both on the MTA, organized and managed by Borsa Italiana, and on the New York Stock Exchange, without prejudice to any additional constraints imposed by any local laws applicable to the individual non-Italian subsidiary companies.

        The policy is available on the website www.luxottica.com, in the Governance/Procedures section.

IV. SHAREHOLDERS' MEETINGS

        The Board of Directors determines the venue, date and time of the shareholders' meeting in order to facilitate the participation of shareholders.

        The Luxottica Directors and Auditors endeavor to attend the meetings, in particular those Directors who, by virtue of their position, may contribute significantly to the discussion and report on the activities performed.

        The Governance/GM section of the Company's website contains the relevant information regarding shareholders' meetings held during the most recent fiscal years, including the resolutions passed, the notices of call, as well as the documentation concerning the items on the agenda.

        Additional documentation for the meetings is made available also on the internet website of the Company for the time limits set by current provisions of the law.

        Luxottica has adopted a Regulation for shareholders' meetings to ensure the regular and functional management of ordinary and extraordinary shareholders' meetings and to ensure that each shareholder is allowed to express an opinion on the items being discussed. The Regulation is available at the

Company's registered office and at the venues in which the Shareholders' Meetings are held; the Regulation is also available to the public on the website www.luxottica.com, in the Governance/GM section.

        The Board of Directors, in the meeting of February 28, 2011, updated the Regulation, which were then approved by the shareholders' meeting of September 14, 2004, for the sole purpose of adapting it to the new legal provisions introduced by Italian Legislative Decree 27/2010.

        Pursuant to article 12 of the by-laws, those stockholders for whom the Company has received notice by the relevant intermediary pursuant to the centralized management system of the financial instruments, pursuant to the regulations and legal provisions in force at that time, shall be entitled to attend the Meeting and to vote.

        All persons entitled to attend the Meeting may be represented by written proxy in accordance with the provisions of law. The proxy can also be sent electronically, according to the methods established by the regulations of the Italian Ministry of Justice. The electronic notification of the proxy can be carried out, in compliance with the provisions stated in the notice of invitation to attend, by using the special section on the website of the Company, or, if stated in the notice of invitation to attend, by sending the document to the certified e-mail address of the Company.

        The proxy may also be granted to the representative appointed by the Company with voting instructions on all or some of the proposals on the agenda in accordance with art.135-undecies of the Italian Consolidated Financial Law.

        The Company by-laws do not provide for voting by mail.

        Pursuant to article 14 of the by-laws, the provisions of the law are applied in relation to the validity of the composition of the meeting and the related resolutions.

        During 2010, the Shareholders' Meeting convened on April 29, 2010 to pass resolutions on the following items on the agenda:

  1.
  Approval of the financial statements as of and for the year ending December 31, 2009;

  2.
  Allocation of the net income and distribution of the dividend.

V. INVESTOR RELATIONS

        An investor relations team, directly reporting to the Chief Executive Officer, is dedicated to relations with the national and international financial community, with investors and analysts, and with the market.

        The Company set up a specific Investors section on its website to provide information that may be of interest to Company shareholders and investors. Documents on corporate governance are also available on the website www.luxottica.com and may be requested via e-mail at the following address: investorrelations@luxottica.com.

        Information relating to periodic reports and any significant events or transactions is also promptly disclosed to the public through postings on the Luxottica website.

SECTION III—SUMMARY OF THE MOST RELEVANT CORPORATE EVENTS SUBSEQUENT TO THE CLOSING OF FISCAL YEAR 2010

        Below is a summary of the most significant events that occurred after the closing of fiscal year 2010 up to the date of this Report. The most significant events have already been described in the paragraphs above.

        After closing the 2010 fiscal year, the Board of Directors:

  (a)
  in accordance with the application criteria 1.C.1. (a) and 1.C.1. (b) of the Code of Conduct, approved the annual report concerning the organizational and accounting corporate structure of Luxottica Group, identifying strategically important subsidiaries;

  (b)
  on the basis of the answers to a specific questionnaire, assessed the size, composition and performance of the Board itself and of the Committee in compliance with Application Criteria 1.C.1. (g) acknowledging the adequacy of the composition of the Board, of the Committee and their respective performances;

  (c)
  evaluated the meeting of the independence requirement, based on the information available and the information provided by the non-executive Directors by virtue of the provisions of the Italian Consolidated Financial Law and of the Code of Conduct, determining Roger Abravanel, Mario Cattaneo, Claudio Costamagna, Ivanhoe Lo Bello, Marco Mangiagalli, Gianni Mion and Marco Reboa to be independent directors;

  (d)
  verified that the present composition of the Board of Directors is compliant with the criteria established with respect to the maximum number of posts to be held in other companies;

  (e)
  decided to allocate specific funds to be made available to the Internal Control Committee and to the Human Resources Committee, as well as to the Board of Statutory Auditors in its capacity as Audit Committee and to the Supervisory Board in order to provide them with adequate financial resources to perform their respective tasks in compliance with Application Criteria 5.C.1. (e);

  (f)
  evaluated the adequacy, efficiency and effective functioning of the internal control system as described in the report in point a) above and by the report of the Internal Control Committee in compliance with Application Criteria 8.C.1. (c);

  (g)
  approved the audit plan for 2011, already approved by the Internal Control Committee.

        In accordance with the provisions of the Code of Conduct, the Board of Statutory Auditors assessed the evaluation made by the Directors on their independence and has verified the compliance with the requirements for each individual auditor as outlined by the Code of Conduct (articles 10.C.2 and 3.C.1).

Milan, February 28, 2011

COMPOSITION OF THE BOARD OF DIRECTORS AND OF THE COMMITTEES—FISCAL YEAR 2010

Directors in office
							Internal Control Committee		Human Resources Committee
						Number of other offices **
Position	Members	Executive	Non-executive	Independent	*		***	*	***	*

Chairman	LEONARDO DEL VECCHIO	X			100%	4				—
Vice Chairman	LUIGI FRANCAVILLA	X			100%	1
CEO	ANDREA GUERRA	X			100%	2
Director	ROGER ABRAVANEL			X	80%	3			X	100%
Director	MARIO CATTANEO			X	100%	7	X	100%
Director	ENRICO CAVATORTA	X			100%	—
Director	ROBERTO CHEMELLO		X		100%	1
Director	CLAUDIO COSTAMAGNA			X	100%	5			X	100%
Director	CLAUDIO DEL VECCHIO		X		100%	—
Director	SABINA GROSSI		X		100%	1			X	100%
Director	SERGIO EREDE		X		80%	7
Director	IVANHOE LO BELLO			X	100%	1	X	89%
Director	MARCO MANGIAGALLI			X	100%	2	X	89%
Director	GIANNI MION			X	100%	7			X	100%
Director	MARCO REBOA			X	80%	4	X	100%

Number of meetings held during fiscal year 2010	BoD: 5	Internal Control Committee: 9	Human Resources Committee: 3

NOTES

  *Indicates the percentage of participation of the Directors in the meetings of the Board of Directors and of the Committees.

  **Lists the number of offices as director or auditor performed by the interested party in other listed companies, banks, financial, insurance companies or companies of a significant size, in compliance with the criteria implemented by the Company and described in section II of this Report.

***
An "X" indicates that the member of the Board of Directors is also a member of the Committee.

2. BOARD OF STATUTORY AUDITORS—2010 FISCAL YEAR

Position	Members	Percentage of attendance at the Board meetings	Number of other positions in office held *

Chairman	Francesco Vella	100%	4 - 1 of which listed
Statutory Auditor	Alberto Giussani	100%	6 - 4 of which listed
Statutory Auditor	Enrico Cervellera	100%	7 - 3 of which listed
Number of meetings during the 2010 fiscal year: 10

*
Indicates the number of offices as director or auditor performed by the interested party in other listed companies indicated in book V, title V, paragraphs V, VI and VII of the Italian Civil Code, with the number of offices held in listed companies.

        Pursuant to article 27 of the Company by-laws, a candidate list for the appointment of the Board of Statutory Auditors may be submitted by any shareholder who, at the time of submission, owns, on its own or jointly with other shareholders submitting the list, an interest equal or greater than the threshold determined by CONSOB pursuant to article no. 147-ter, paragraph 1, of Italian Legislative Decree 58/1998. In the event that at the expiry of the deadline for the submission of the lists, only one list has been submitted, or lists have been submitted by shareholders who are related to each other pursuant to the applicable provisions, additional lists may be submitted up to four days after such date or up to the date that may be set by binding laws in force at that time. In such case, the above thresholds set for the submission of lists are halved.

3:     OTHER PROVISIONS OF THE CODE OF CONDUCT

	YES	NO	Summary of the grounds for possible divergence from the Code's recommendations

Granting of authorities and transactions with related parties
The Board of Directors granted authorities defining their:
a) limits	YES
b) conditions of exercise	YES
c) and frequency of reporting?	YES
Did the Board of Directors reserve the right to review and approve the transactions involving a significant economic, asset or financial relevance (including transactions with related parties)?	YES
Did the Board of Directors define guidelines and criteria for the identification of "significant transactions"?	YES
Are the above-mentioned guidelines and criteria described in the Report?	YES
Did the Board of Directors define specific procedures for the review and approval of the transactions with related parties?	YES
Are the procedures for the approval of transactions with related parties described in the report?	YES

	YES	NO	Summary of the grounds for possible divergence from the Code's recommendations

Procedures of the most recent appointment of Directors and Auditors
Were the candidacies for the office of director submitted at least ten days in advance?	YES
Were the candidacies for the office of director accompanied by extensive information?	YES
Were the candidacies for the office of director accompanied by an indication of the compliance with the requirement of independence?	YES
Were the candidacies for the office of auditor submitted at least ten days in advance?	YES
Were the candidacies for the office of auditor accompanied by extensive information?	YES
Meetings
Did the Company approve Rules and Procedures for the Shareholders' Meeting?	YES
Are the Rules and Procedures annexed to the Report or is there an indication as to where they may be found/downloaded?	YES		They may be found and downloaded on the website www.luxottica.com
Internal Control
Did the Company appoint internal control officers?	YES
Are the officers independent from managers of operational areas?	YES
Organization department responsible for internal control			Internal Auditing
Investor relations
Did the Company appoint an investor relations manager?	YES
Organization department and contact details (address/telephone/fax/e-mail) of the investor relations manager			Investor Relations Director Alessandra Senici Via Cantù 2, Milano Fax: 02.8633.4092 Tel: 02.8633.4662 Investorrelations@luxottica.com

QuickLinks

  Exhibit 99.4
I. INTRODUCTION
II. STRUCTURE OF LUXOTTICA GROUP S.P.A. AND INFORMATION ON THE OWNERSHIP STRUCTURE PURSUANT TO ART. 123 OF ITALIAN CONSOLIDATED FINANCIAL LAW
I. BOARD OF DIRECTORS
Role and duties
Composition
Executive Directors
Non-executive Directors
Appointment of Directors
Remuneration of Directors
Human Resources Committee
II. INTERNAL CONTROL AND RISK MANAGEMENT SYSTEM
The Internal Control Committee
The Internal Control Officer
Organization, Management and Control System pursuant to Italian Legislative Decree no. 231/2001
Sarbanes-Oxley Act
The Board of Statutory Auditors
Auditing Firm
Manager responsible for the preparation of the Company's financial reports
III. BY-LAWS, CODE OF CONDUCT AND PROCEDURES
Code of Conduct
By-laws
Code of Ethics and Procedure for Handling Reports and Complaints regarding Violations of Principles and Rules Defined and/or Acknowledged by Luxottica Group
Procedure for transactions with related parties
Internal Dealing Procedure
Procedure for the Processing of Confidential Information
Appointment of External Auditors
IV. SHAREHOLDERS' MEETINGS
V. INVESTOR RELATIONS